Form 10-K, Exhibit 13
period 1993-12-31
SCECORP
filed 1994-03-21
CIK 827052

                                                        EXHIBIT 13



                                    SCEcorp



                                      1993



                Annual Report: Focus on Competitive Performance

                                                                              21
Financial Information
Management's Discussion and Analysis:                   SCEcorp and Subsidiaries
Results of Operations

Earnings

        SCEcorp's 1993 earnings per share were $1.43, compared with $1.66 in 1992 and $1.61 in 1991. In 1993, Edison contributed $1.42 per share of SCEcorp's earnings, unchanged from 1992 and up 8 cents per share from 1991. In 1993, the Mission companies contributed 1 cent per SCEcorp share, down 23 cents from 1992 and 26 cents from 1991.

        SCEcorp's 1993 earnings reflect special charges of 18 cents per share. Mission Energy recorded special charges of 13 cents, including 7 cents to recognize the reduced value of investments in five geothermal power plants, 4 cents to terminate its investment in the Carbon II project in Mexico, and 2 cents for additional reserves for project development and other costs. Mission Power Engineering, which ceased operations in 1990, recorded a 3-cent-per-share charge resulting from settlement of all remaining litigation for its Coso geothermal project. Mission Land recorded special charges of 2 cents per share to reflect the reduced value of several real estate projects and joint venture project restructuring costs.

        SCEcorp's 1992 earnings included a 5-cent-per-share charge to settle litigation between Edison and Tucson Electric Power Company and a 3-cent-per-share charge in anticipation of real estate losses at Mission Land. SCEcorp's 1991 earnings included a 21-cent-per-share charge for a purchased-power regulatory settlement, legal and regulatory reserves, and a corporate restructuring program at Edison.

        All per-share amounts have been restated to reflect the two-for-one common stock split effective June 1, 1993.

1993 vs. 1992

        Excluding the special charges noted above, SCEcorp's earnings declined 13 cents per share -- 5 cents at Edison and 8 cents at the Mission companies. Edison's decline is mainly due to a lower authorized return on common equity, partially offset by a decline in interest expense as the result of an aggressive refinancing program. The Mission companies' decrease from 1992 is primarily due to higher administrative, general, project development and start-up costs at Mission Energy and reduced earnings at Mission Land.

        In addition to establishing its reserve for the geothermal projects, Mission Energy discontinued recording earnings from these projects in the third quarter of 1993, and will continue to forgo recording earnings through the 10th year of each contract. This will not affect the expected cash flow from each contract, but will significantly impact Mission Energy's earnings for 1994 and possibly beyond.

1992 vs. 1991

        Excluding special charges, SCEcorp's 1992 earnings declined 8 cents per share, attributed to a lower authorized return on common equity and reduced interest income at Edison.

Operating Revenue

        Electric utility revenue decreased in 1993 compared to 1992, mostly due to a 2.9% rate decrease authorized by the California Public Utilities Commission (CPUC) and a 2% decline in retail sales volume. In 1992, electric utility revenue increased 6% compared to 1991, mostly due to warmer weather during the summer of 1992. In addition, retail rates rose in 1992, reflecting a CPUC-authorized increase of 1.9% for Edison's higher operating and maintenance expenses and capital-related costs. Retail rates account for over 98% of electric revenue and are regulated by the CPUC. Wholesale rates are regulated by the Federal Energy Regulatory Commission. Revenue from diversified operations increased 62% in 1993 compared to 1992, mostly due to Mission Energy's electric revenue from its Lakeland and Loy Yang B projects and Mission Land's real estate rent and sales revenue.

        The changes in electric revenue resulted from:

                                Year ended December 31,
                                ------------------------
In millions                     1993      1992      1991
- -----------                     ----      ----      ----
Electric revenue--
  Rate changes                 $(251)    $170       $353
  Sales volume changes          (124)     270        (73)
  Other                           50      (16)        31
                                ----      ---        ---
Total                          $(325)    $424       $311
                               =====     ====       ====

Management's Discussion and Analysis:                   SCEcorp and Subsidiaries
Results of Operations

Operating Expenses

        Fuel expense decreased minimally in 1993, due to a $44 million decrease at Edison, partially offset by a $42 million increase at Mission Energy. Edison's lower expense in 1993 was primarily due to an 11% decrease in power generation, as the result of an increase in required purchases from nonutility generators. Mission Energy's increase was related to its Lakeland and Loy Yang B projects. Fuel expense was 18% higher in 1992, primarily due to Edison's increased power generation compared to the previous year.

        Purchased-power expense increased 11% in 1993 and 2% in 1992, reflecting higher prices and an increased volume of federally required purchases by Edison from nonutility generators. These purchases were made under contracts with CPUC-mandated pricing. In 1993, these contracts cost about $800 million more than power available from other sources.

        The provisions for regulatory adjustment clauses minimize rate fluctuations by adjusting for differences between estimated and actual kilowatt-hour sales or energy costs. These differences are accumulated in balancing accounts for subsequent rate adjustment. Prior-period rate adjustments are also reflected in these provisions. The 1993 and 1992 decreases were mostly due to Edison's energy costs exceeding CPUC-authorized estimates. The 1992 decrease was partially offset by kilowatt-hour sales exceeding authorized estimates.

        Other operating expenses increased 23% in 1993, primarily due to Mission Energy's pretax charges of $28 million to terminate its investment in Carbon II and $52 million to reflect the reduced value of its investments in five geothermal projects. Additionally, Mission Land had increased costs resulting from the sale of properties in Dallas and Chicago, the reduced value of certain real estate projects and the related restructuring costs. In 1992, other operating expenses increased 6%, reflecting Edison's authorized increases in energy conservation programs and increased funding levels for postretirement benefits other than pensions, and Mission Land's reserve for real estate losses.

        Depreciation and decommissioning expense increased 14% in 1993 compared to 1992, mainly due to Edison's accelerated recovery of its investment in San Onofre Nuclear Generating Station Unit 1.

        Income taxes decreased 14% in 1993, mostly due to Mission Energy's lower operating income resulting from the charges for its geothermal and Carbon II projects.

Other Income and Deductions

        The provision for rate phase-in plan reflects a CPUC-authorized, 10-year rate phase-in plan for the three Palo Verde Nuclear Generating Station units. Phase-in plans minimize the effect on customer rates of placing newly constructed plants in service by gradually implementing rate increases. Palo Verde's plan deferred $200 million of revenue for each unit during the first four years of operation. The deferred revenue, including interest, is being collected evenly over six years ending in 1996 for Units 1 and 2, and in 1998 for Unit 3. The provision is a non-cash offset to the collection of deferred revenue.

        Other nonoperating income decreased 6% in 1993 and 34% in 1992, reflecting a decrease in interest income due to lower interest rates and lower balances in Edison's Palo Verde phase-in plan and balancing accounts. In addition, Edison had a $40 million settlement of litigation in 1992 with Tucson Electric. The case arose when San Diego Gas & Electric Company (SDG&E) withdrew from its 1988 merger agreement with Tucson Electric and agreed to merge with Edison. The CPUC later denied Edison's and SDG&E's merger application. Tucson Electric had alleged that Edison wrongfully interfered with Tucson Electric's and SDG&E's proposed merger.

Interest Expense

        Interest on long-term debt increased in 1993, mainly due to more long-term borrowings at Mission Energy related to two international projects, Loy Yang B and Lakeland, partially offset by savings from Edison's $2 billion refinancing program to take advantage of lower interest rates.

        Other interest expense decreased 32% in 1993, primarily due to regulatory balancing account adjustments for Edison's CPUC-approved purchased-power settlement in 1992 and lower interest rates in 1993.

        Capitalized interest increased in 1993 and in 1992, due to increased construction activity at Mission Energy.

Consolidated Statements of Income                 SCEcorp and Subsidiaries

In millions, except
per-share amounts      Year ended December 31,    1993       1992       1991
- -------------------    -----------------------    ----       ----       ----
Electric revenue                                  $7,397     $7,722    $7,298
Diversified operations                               424        262       258
                                                  ------     ------    ------
Total operating revenue                            7,821      7,984     7,556
                                                  ------     ------    ------
Fuel                                                 834        836       709
Purchased power                                    2,499      2,251     2,203
Provisions for regulatory adjustment
  clauses -- net                                    (287)       340       384
Other operating expenses                           1,588      1,294     1,215
Maintenance                                          363        362       383
Depreciation and decommissioning                     922        807       767
Income taxes                                         465        544       453
Property and other taxes                             220        207       203
                                                  ------     ------    ------
Total operating expenses                           6,604      6,641     6,317
                                                  ------     ------    ------
Operating income                                   1,217      1,343     1,239
                                                  ------     ------    ------
Provision for rate phase-in plan                    (137)      (147)      (82)
Allowance for equity funds used
  during construction                                 20         20        16

Other nonoperating income -- net                      87         93       141
                                                  ------     ------    ------
Total other income (deductions) -- net               (30)       (34)       75
                                                  ------     ------    ------
Income before interest and other expenses          1,187      1,309     1,314
                                                  ------     ------    ------
Interest on long-term debt                           528        477       491
Other interest expense                                65         96       103
Allowance for borrowed funds used
  during construction                                (16)       (17)      (12)
Capitalized interest                                 (70)       (28)      (13)
Dividends on subsidiary preferred stock               41         42        42
                                                  ------     ------    ------
Total interest and other expenses -- net             548        570       611
                                                  ------     ------    ------
Net income                                        $  639     $  739    $  703
                                                  ======     ======    ======
Weighted-average shares of common stock
  outstanding                                        448        445       437
Earnings per share                                 $1.43      $1.66     $1.61

Consolidated Statements of Retained Earnings

In millions, except
per-share amounts      Year ended December 31,    1993       1992       1991
- -------------------    -----------------------    ----       ----       ----
Balance at beginning of year                      $3,263     $3,150    $3,038
Net income                                           639        739       703
Dividends declared on common stock                  (636)      (626)     (591)
                                                  ------     ------    ------
Balance at end of year                            $3,266     $3,263    $3,150
                                                  ======     ======    ======
Dividends declared per common share               $1.415      $1.39     $1.35

        The accompanying notes are an integral part of these financial statements.

                                                                        24
Consolidated Balance Sheets

In millions,
except share amounts            December 31,            1993         1992
- --------------------            ------------            ----         ----
ASSETS
Utility plant, at original cost                         $18,436      $17,805
Less -- accumulated provision for
  depreciation and decommissioning                        7,138        6,544
                                                        -------      -------
                                                         11,298       11,261
Construction work in progress                               857          724
Nuclear fuel, at amortized cost                             148          123
                                                        -------      -------
Total utility plant                                      12,303       12,108
                                                        -------      -------
Nonutility property -- less accumulated
  provision for depreciation
  of $73 and $50 at respective dates                      1,276        1,024
Nuclear decommissioning trusts                              789          648
Investments in partnerships and unconsolidated
  subsidiaries                                            1,163        1,453
Investments in leveraged leases                             497          462
Other investments                                            21           19
                                                        -------      -------
Total other property and investments                      3,746        3,606
                                                        -------      -------
Cash and equivalents                                        421          496
Receivables, including unbilled revenue,
  less allowances of $19 and $13
  for uncollectible accounts at respective dates            880          876
Fuel inventory                                              121          108
Materials and supplies, at average cost                     104          110
Accumulated deferred income taxes -- net                    204          194
Prepayments and other current assets                        118          201
                                                        -------      -------
Total current assets                                      1,848        1,985
                                                        -------      -------
Unamortized debt issuance and
  reacquisition expense                                     382          301
Rate phase-in plan                                          364          488
Unamortized nuclear plant -- net                            274          380
Income tax-related deferred charges                       2,016           --
Other deferred charges                                      446          443
                                                        -------      -------
Total deferred charges                                    3,482        1,612
                                                        -------      -------
Total assets                                            $21,379      $19,311
                                                        =======      =======

        The accompanying notes are an integral part of these financial statements.

                                                                              25
                                                        SCEcorp and Subsidiaries



In millions, except share amounts         December 31,         1993       1992
- ---------------------------------         ------------         ----       ----
CAPITALIZATION AND LIABILITIES
Common shareholders' equity:
  Common stock (447,799,172 and 447,736,054 shares
    outstanding at respective dates)                          $ 2,692    $ 2,691
  Retained earnings                                             3,266      3,263
                                                              -------    -------
                                                                5,958      5,954
Preferred stock:
  Not subject to mandatory redemption                             359        359
  Subject to mandatory redemption                                 275        278
Long-term debt                                                  6,459      6,320
                                                              -------    -------
Total capitalization                                           13,051     12,911
                                                              -------    -------
Other long-term liabilities                                       267        342
                                                              -------    -------
Current portion of long-term debt and redeemable
  preferred stock                                                 349        219
Short-term debt                                                   655        758
Accounts payable                                                  373        391
Accrued taxes                                                     411        342
Accrued interest                                                  101        120
Dividends payable                                                 163        161
Regulatory balancing accounts -- net                               58         88
Deferred unbilled revenue and other current liabilities           741        719
                                                              -------    -------
Total current liabilities                                       2,851      2,798
                                                              -------    -------
Accumulated deferred income taxes -- net                        4,169      2,245
Accumulated deferred investment tax credits                       456        462
Customer advances and other deferred credits                      585        553
                                                              -------    -------
Total deferred credits                                          5,210      3,260
                                                              -------    -------
Commitments and contingencies (Notes 2, 8, 9 and 10)
Total capitalization and liabilities                          $21,379    $19,311
                                                              =======    =======


  The accompanying notes are an integral part of these financial statements.

                                                                              26
Management's Discussion and Analysis:                   SCEcorp and Subsidiaries
Financial Condition

        SCEcorp's liquidity is primarily affected by debt maturities, dividend payments, and capital expenditures. Although SCEcorp is committed to a strong dividend, recent CPUC decisions (see Regulatory Matters) may affect its ability to raise or retain current dividend levels. Capital resources include cash from operations and external financings.

Cash Flows from Operating Activities

        Net cash provided by operating activities totaled approximately $2.0 billion per year in 1993, 1992 and 1991. SCEcorp continues to meet most of its capital requirements with cash from operations.

Cash Flows from Financing Activities

        Edison's short-term debt is used to finance fuel inventories, balancing account undercollections and general cash requirements. The Mission companies' short-term debt is used mainly for construction projects until long-term construction or project loans are secured. Long-term debt is used mainly to finance capital expenditures. Edison's external financings are influenced by market conditions and other factors, including limitations imposed by its articles of incorporation and trust indenture. As of December 31, 1993, Edison could issue approximately $6.6 billion of additional first and refunding mortgage bonds and $4.4 billion of preferred stock at current interest and dividend rates.

        SCEcorp has lines of credit of $1.7 billion -- $1.2 billion for short-term debt and $500 million for the long-term refinancing of Edison's variable-rate pollution-control bonds. Of the $1.2 billion for short-term debt, the Mission companies have $600 million to finance general cash requirements.

        Two credit rating agencies affirmed Edison's credit rating following the CPUC's 1994 cost-of-capital proceedings (see Regulatory Matters). One of these agencies also lowered Edison's commercial paper rating to be consistent with the previous overall downgrade in November 1992, from double-A to single-A-plus.

        California law prohibits Edison from incurring or guaranteeing debt for its nonutility affiliates. Additionally, the CPUC regulates Edison's capital structure, limiting the dividends Edison may pay SCEcorp. These restrictions are not expected to affect SCEcorp's ability to meet its cash obligations.

Cash Flows from Investing Activities

        The primary uses of cash for investing activities are additions to property and plant, Mission companies' investments and contributions to nuclear decommissioning trusts. Cash used for the Mission companies' investing activities was $289 million in 1993, $763 million in 1992 and $75 million in 1991. Edison contributes approximately $96 million per year to nuclear decommissioning trusts. Trust contributions will continue until decommissioning begins.

Projected Capital Requirements

        SCEcorp's projected capital requirements for the years 1994 through 1998 are:

In millions                      1994      1995      1996      1997      1998
- -----------                      ----      ----      ----      ----      ----
Construction expenditures       $1,305    $1,330    $1,156    $1,094    $1,349
Maturities of long-term debt       336       272       297       570       523
                                ------    ------    ------    ------    ------
Total                           $1,641    $1,602    $1,453    $1,664    $1,872
                                ======    ======    ======    ======    ======

                                                                            27
  Consolidated Statements of Cash Flows   SCEcorp and Subsidiaries

In millions        Year ended December 31,                1993       1992       1991
- -----------        -----------------------              -------    -------    --------
Cash flows from operating activities:
Net income                                              $   639    $   739    $   703
Adjustments for noncash items:
    Depreciation and decommissioning                        922        807        767
    Amortization                                            107        150        166
    Rate phase-in plan                                      123        125         43
    Deferred income taxes and investment tax credits         95         32        103
    Equity in income from partnerships and
      unconsolidated subsidiaries                          (135)      (148)      (140)
    Other long-term liabilities                             (75)        36        146
    Nonrecurring charges                                     99         --         79
    Other -- net                                             10         26         21
Changes in working capital components:
    Receivables                                              56        (17)       (73)
    Regulatory balancing accounts                           (30)       246         68
    Fuel inventory, materials and supplies                   (7)        58         10
    Prepayments and other current assets                    115        (30)       (73)
    Accrued interest and taxes                             (160)       (62)       (25)
    Accounts payable and other current liabilities          (29)      (118)        16
Distributions from partnerships and
     unconsolidated subsidiaries                            271        124        149
                                                        -------    -------    -------
Net cash provided by operating activities                 2,001      1,968      1,960
                                                        -------    -------    -------
Cash flows from financing activities:
Issuances of long-term debt                               2,496      1,611        819
Issuances of preferred stock                                 75        296         --
Repayment of long-term debt                              (2,291)    (1,332)      (363)
Redemption of preferred stock                               (86)      (232)       (12)
Nuclear fuel financing -- net                                 8       (126)        23
Proceeds from sales of common stock                           1        160         67
Short-term debt financings -- net                          (167)       (36)      (558)
Dividends paid                                             (631)      (614)      (586)
                                                        -------    -------    -------
Net cash used by financing activities                      (595)      (273)      (610)
                                                        -------    -------    -------
Cash flows from investing activities:
Additions to property and plant                          (1,259)    (1,241)    (1,033)
Nuclear decommissioning trusts                             (141)      (132)      (131)
Investments in partnerships and
    unconsolidated subsidiaries                             (14)      (257)      (238)
Other -- net                                                (67)       (48)        48
                                                        -------    -------    -------
Net cash used by investing activities                    (1,481)    (1,678)    (1,354)
                                                        -------    -------    -------
Net increase (decrease) in cash and equivalents             (75)        17         (4)
Cash and equivalents, beginning of year                     496        479        483
                                                        -------    -------    -------
Cash and equivalents, end of year                       $   421    $   496    $   479
                                                        =======    =======    =======
Cash payments for interest and taxes:
Interest                                                $   468    $   459    $   520
Taxes                                                       415        457        380
Noncash investing and financing activities:
Obligation to fund investment in partnerships
    and unconsolidated subsidiaries                         118         69        102

  The accompanying notes are an integral part of these financial statements.

Management's Discussion and Analysis                   SCEcorp and Subsidiaries


Regulatory Matters

        The CPUC increased Edison's authorized revenue by $232 million, or 3.2%, for 1994. The increase includes a $275 million increase for fuel and related costs and an $82 million increase for higher operating costs, partially offset by a $108 million decrease for the lower costs of debt and equity.

        In its 1994 cost-of-capital decision, the CPUC approved Edison's request to increase its equity ratio from 46% to 47.25%. The increase reflects the CPUC's recognition of Edison's need to reduce debt to levels more in line with other utilities and the competitive environment. The CPUC also authorized Edison an 11.0% return on common equity for 1994. Authorized return on common equity was 11.8% for 1993 and 12.65% for 1992. This decision is expected to reduce 1994 earnings by approximately 6 cents per share.

        The CPUC is reviewing Edison's costs (approximately $90 million) related to a 1985 steam-pipe rupture at the Mohave Generating Station. A December 1993 proposed decision, issued by a CPUC administrative law judge, recommended disallowance of all accident-related expenditures. A final CPUC decision, expected in 1994, may accept or modify the proposed decision. If accepted, a second phase of this proceeding will quantify the disallowance. Edison maintains the accident was caused by a manufacturing defect in a seam weld and filed comments on January 20, 1994, contesting the proposed decision. The probable effect on net income cannot be determined at this time, but SCEcorp believes it will not materially affect its financial position.

        The CPUC is also reviewing extended outages at Palo Verde. The CPUC's Division of Ratepayer Advocates (DRA) initially recommended a disallowance valued at $169 million. In September 1993, Edison and the DRA agreed to settle these disputes for $38 million, subject to CPUC approval. The effect of the settlement has been fully reflected in the financial statements. A CPUC decision is expected in early 1994.

        In its 1995 general rate case filing, Edison requested a $117 million revenue increase to recover the higher costs of operations (excluding fuel) resulting from inflation and new capital investments. This increase, adjusted for inflation, represents a 7.2% reduction from Edison's 1992 authorized revenue. In addition, Edison filed a proposal for a performance-based rate-making mechanism that would determine most of Edison's revenue (excluding fuel) from 1995-2000 (see Competitive Environment). Hearings on both matters will be conducted in 1994 with implementation, if approved, in January 1995.

Environmental Protection

        Costs to protect the environment continue to grow due to increasingly stringent laws and regulations.

        SCEcorp has identified 46 sites for which it is, or may be, responsible for remediation under environmental laws. SCEcorp is participating in investigations and cleanups at a number of these sites and has recorded a $60 million liability for its estimated minimum costs to clean up several sites. Additional costs may be incurred as progress is made in determining the magnitude of required remedial actions, as SCEcorp's share of these costs in proportion to other responsible parties is determined, and as additional investigations and cleanups are performed. The CPUC currently allows Edison rate recovery of environmental-cleanup costs after reasonableness reviews. However, in a recent decision, the CPUC concluded that this procedure may not be appropriate and requested interested parties to recommend alternatives. In late 1993, the major California utilities, the DRA and others recommended an incentive mechanism for these costs, where shareholders would fund 10% of cleanup costs, with the opportunity to recover these costs through insurance. Accordingly, Edison has recorded a regulatory asset representing 90% of the estimated cleanup costs. A final CPUC decision is expected in early 1994.

        The 1990 federal Clean Air Act requires power producers to have emissions allowances to emit sulfur dioxide. Power companies receive emissions allowances from the federal government and may bank or sell excess allowances. Edison expects to have excess allowances under Phase II of the Clean Air Act (2000 and later). The act also calls for a five-year study of regional haze in the southwestern U.S. In addition, the U.S. Environmental Protection Agency is conducting a study of the effect of air contaminant emissions on visibility in Grand Canyon National Park. The potential effect of these studies on sulfur dioxide emissions regulations for the Mohave Coal Generating Station is unknown.

        Edison's projected capital expenditures to protect the environment are $1.2 billion for the 1994-1998 period, mainly for placing overhead distribution lines underground and reducing nitrogen-oxides emissions from gas-fired electric generators. Local regulations may lower Edison's projected capital expenditures (up to $330 million by 1998) to reduce nitrogen-oxides emissions.

        The possibility that exposure to electric and magnetic fields (EMF) emanating from power lines, household appliances and other electric sources may result in adverse health effects has received increased attention. The scientific community has not yet reached a consensus on the nature of any health effects of EMF. However, an administrative law judge's proposed decision provides for a rate-recoverable research and public education program conducted by California electric utilities, and authorizes these utilities to take no-cost or low-cost steps to reduce EMF in new electric facilities. Edison is unable to predict when or if the scientific com-

                                                                            29
                                                      SCEcorp and Subsidiaries

munity will be able to reach a consensus on any health effects of EMF, or the effect that such a consensus, if reached, could have on future electric operations.

        The probable effect on net income of these environmental protection matters cannot be determined at this time, but SCEcorp believes it will not materially affect its financial position.

Competitive Environment

        Electric utilities have historically operated in a highly regulated environment that provides limited opportunities for direct competition in providing electric service to their customers. This regulatory environment is being challenged and Edison expects even greater competition in the generation sector of its business in the next decade. The Energy Policy Act of 1992 assures that all power producers have access to transmission service for wholesale transactions between utility and nonutility generators. Some parties are seeking additional deregulation of power markets to obtain direct access to utility customers who are the ultimate users of the energy. This is referred to as "retail wheeling," which Edison opposes because it would adversely affect most existing utility customers and would not contribute to economic efficiency.

        Due to this changing regulatory environment, Edison has requested a performance-based rate-making mechanism (see Regulatory Matters). The filing asks for a revenue-indexing formula that combines operating expenses and capital-related costs into a single index. This is a departure from the traditional utility model that links earnings with capital investment, and will more efficiently utilize monetary resources and will allow for the sharing of some cost savings between customers and shareholders. Edison will continue to focus on increased productivity to further reduce its cost base.

        Mission Energy Company, one of the nation's largest independent power producers, is well positioned to take advantage of the changing regulatory environment for electric power. Further, international markets present an even greater opportunity for growth and earnings. Mission Energy currently owns 1,862 megawatts of generating capacity, enough power to serve a population of over one million.

New Accounting Standards

        In January 1993, SCEcorp adopted a new income tax accounting standard. This standard requires the balance sheet method to account for income taxes, where deferred taxes are recognized for all temporary differences between book and tax income. Upon adoption, Edison recorded balance sheet adjustments of $2.1 billion for previously unrecorded deferred taxes on temporary differences, including the effect of the 1993 tax rate change. Substantially all of these deferred taxes were offset by deferred charges representing amounts expected to be recovered in future rates. The cumulative effect of adoption increased SCEcorp's 1993 earnings by $16 million.

        In January 1993, SCEcorp also adopted a new accounting standard for postretirement benefits other than pensions, which requires the expected cost of these benefits to be charged to expense during employees' years of service. Previously, the costs of these benefits were recognized as expense when paid or funded. SCEcorp will amortize its $728 million obligation related to prior service over 20 years. The CPUC allows Edison to recover tax-deductible funding for these benefits in rates. Any difference between expense determined under the new standard and amounts authorized for rate recovery is not expected to be material and will be charged to earnings.

Notes to Consolidated Financial Statements              SCEcorp and Subsidiaries

Note 1. Summary of Significant Accounting Policies

        The consolidated financial statements include SCEcorp and its subsidiaries: Southern California Edison Company, a rate-regulated electric utility; and the Mission companies, SCEcorp's nonutility subsidiaries. SCEcorp uses the equity method to account for significant investments in partnerships and subsidiaries in which it owns 50% or less. Intercompany transactions have been eliminated, except Mission Energy Company's profits from energy sales to Edison, which are allowed in utility rates.

        Edison's accounting policies conform with generally accepted accounting principles for regulated enterprises and reflect the rate-making policies of the California Public Utilities Commission (CPUC) and the Federal Energy Regulatory Commission.

        Certain prior-year reclassifications have been made to conform to the December 31, 1993, financial statement presentation.

Cash Equivalents

        Cash equivalents include temporary investments with original maturities of three months or less. Due to their short maturities, reported amounts approximate fair value.

Construction Financing Costs

        Allowance for funds used during construction (AFUDC) represents the estimated cost of debt and equity funds that finance utility-plant construction. AFUDC is capitalized as a cost of utility plant and reported in current earnings. AFUDC is recovered in rates through depreciation when completed projects are placed into commercial operation.

Debt Issuance and Reacquisition Expense

        Debt premium, discount and issuance expenses are amortized over the life of each issue. Debt reacquisition expenses are amortized over the remaining life of the reacquired debt or, if refinanced, the life of the new debt.

Depreciation and Decommissioning

        Depreciation of utility plant is computed on a straight-line, remaining-life basis. Depreciation of nonutility properties is computed on a straight-line basis over their estimated useful lives.

        Decommissioning of Edison's nuclear generating facilities will cost an estimated $1.0 billion in current-year dollars. Decommissioning costs are accrued and recovered in rates over the life of the facility through charges to depreciation expense ($141 million in 1993). The accumulated balance of these costs ($797 million at December 31, 1993) approximates amounts funded, which are held in trusts until decommissioning begins. Funded amounts are invested in high-grade securities and reported at the lower of cost or market value. The market value of the trusts was $853 million and $683 million at December 31, 1993, and 1992, respectively (based on quoted market prices). Earnings on these funds are included in other income. Approximately 86% of the trust fund contributions were tax-deductible.

        Edison expects to decommission its facilities by prompt removal or decontamination at the end of their useful lives. Decommissioning at Palo Verde Nuclear Generating Station is scheduled to begin in 2024. Decommissioning at San Onofre Nuclear Generating Station is scheduled to begin in 2013. San Onofre Unit 1, which shut down in 1992, will be stored until decommissioning begins at the other San Onofre units. The estimated current-dollar decommissioning costs for Unit 1 have been recorded as a liability.

        Under the Energy Policy Act of 1992, Edison is liable for its share of the estimated costs to decommission three federal nuclear enrichment facilities. Edison's share is based on the number of nuclear enrichment units purchased, and will be paid over 15 years. These costs are fully recoverable through rates. The fair value of this obligation was $59 million and $58 million at December 31, 1993, and 1992, respectively (estimated by discounting future cash flows).

Nuclear Fuel

        The cost of nuclear fuel, including disposal, is amortized to fuel expense on the basis of generation. Under CPUC rate-making procedures, nuclear-fuel financing costs are capitalized until the fuel is placed into production.

Rate Phase-In Plan

        Collection of $200 million in revenue for each unit at Palo Verde was deferred during the first four years of operation, under a CPUC-authorized rate phase-in plan. The deferred revenue (including interest) is collected evenly over the final six years of each unit's plan. The plans end in 1996 for Units 1 and 2, and in 1998 for Unit 3.

Regulatory Balancing Accounts

        The differences between CPUC-authorized and actual kilowatt-hour sales or energy costs are accumulated in balancing accounts until they are refunded to, or recovered from, utility customers through authorized rate adjustments (with interest). Income tax effects on balancing account changes are deferred.

        CPUC-established target generation levels act as performance incentives for Edison's nuclear generating stations. Fuel savings or costs above or below these targets are shared equally by Edison and its customers through balancing account adjustments.

Research, Development and Demonstration (RD&D)

        Edison charges RD&D costs to expense unless they are expected to result in plant construction. If construction does not result, any capitalized costs are subsequently charged to expense. RD&D expenses are recorded in a balancing account. At the end of the rate-case cycle, authorized but unspent RD&D funds are refunded to customers. Edison's RD&D expenses were $49 million in 1993, $40 million in 1992 and $49 million in 1991.

Revenue

        Electric revenue includes amounts for services rendered but unbilled at the end of each year.

San Onofre Unit 1

        In November 1992, Edison discontinued operation of San Onofre Unit 1. Edison will recover its investment, plus an 8.98% rate of return, by mid-1996.

                                                                              31
Utility Plant

        Plant additions, including replacements and betterments, are capitalized. Such costs include direct material and labor, construction overhead and AFUDC. Replaced or retired property and removal costs -- less salvage -- are charged to the accumulated provision for depreciation.

Note 2. Regulatory Matters

Mohave Outage Review

        In 1986, the CPUC began investigating a 1985 steam-pipe rupture at the Mohave Generating Station. Edison, plant operator and 56% owner, incurred costs of approximately $90 million, after insurance recoveries, to repair damage and provide replacement power during the six-month outage. In 1991, the CPUC's Division of Ratepayer Advocates (DRA) alleged that Edison contributed to the piping failure by imprudently operating the plant and recommended the disallowance of all accident-related expenditures. A December 1993 proposed decision issued by a CPUC administrative law judge agreed with the DRA's allegations. The final decision by the CPUC, expected in 1994, may accept or modify the proposed decision. If accepted, a second phase of this proceeding will quantify the disallowance.

        Edison maintains the accident was caused by a manufacturing defect in a seam weld and filed comments on January 20, 1994, contesting the proposed decision. The probable effect on net income cannot be determined at this time, but SCEcorp believes it will not materially affect its financial position.

Palo Verde Outage Review

        In March 1989, Arizona Public Service Company, operating agent for Palo Verde, removed Units 1 and 3 from service for modifications required by regulatory agencies. As required by state law, the CPUC conducted an investigation, and ordered the authorized revenue collected during the outages be subject to refund. The units resumed operation in December 1989 and July 1990.

        During 1992, the CPUC consolidated its reasonableness review of replacement power costs from several Unit 2 outages in 1989 and 1990 with the investigation of Units 1 and 3. The DRA initially recommended a disallowance valued at $169 million, including: $63 million of revenue collected during the outages (including interest); $5 million for capital projects deemed unnecessary; $50 million in replacement power costs; and $51 million in penalties for environmental effects of replacement power and the outages' effect on the regional energy market. Edison filed testimony that its costs were reasonably incurred.

        In September 1993, Edison and the DRA agreed to settle these disputes for $38 million (including $29 million for replacement power costs, $2 million for capital projects and $7 million for interest), subject to CPUC approval. The effect of the settlement has been fully reflected in the financial statements. A CPUC decision is expected in early 1994.

RD&D Cost Review

        In Edison's 1992 general rate case, the CPUC deferred a decision (pending additional information from Edison) on the recovery of $56 million in capitalized RD&D costs. Edison refiled, requesting that $35 million be included in rate base and $17 million be classified as RD&D expense. Subsequently, additional adjustments of $11 million were recorded. In August 1993, the DRA filed its position on Edison's RD&D capital refiling, recommending further disallowances of about $15 million. Edison is contesting the DRA's recommendation. A CPUC decision is expected in early 1994. The probable effect on net income cannot be determined at this time, but SCEcorp believes it will not materially affect its results of operations or financial position.

Resale Rates

        Resale revenue related to pending rate proceedings is subject to refund with interest if subsequently disallowed by the Federal Energy Regulatory Commission. SCEcorp believes any refunds from pending rate proceedings will not materially affect its results of operations or financial position.

Note 3. Debt

Long-Term Debt

        California law prohibits Edison from incurring or guaranteeing debt for its nonutility affiliates.

        Almost all Edison properties are subject to a trust indenture lien.

        Edison has pledged first and refunding mortgage bonds as security for borrowed funds obtained from pollution-control bonds issued by government agencies. Edison uses these proceeds to finance construction of pollution-control facilities. Bondholders have limited discretion in redeeming certain pollution-control bonds, and Edison has arranged with securities dealers to remarket or purchase them in such cases.

        SCEcorp had interest-rate swap and cap agreements to reduce the effect of changes in interest rates on $959 million and $400 million of its debt at December 31, 1993, and 1992, respectively. The fair value of the agreements (the cost to terminate them) was estimated at $64 million and $28 million, at December 31, 1993, and 1992, respectively (based on brokers' quotes). SCEcorp has entered into foreign exchange contracts as a hedge against foreign currency fluctuations. SCEcorp is exposed to credit loss from nonperformance by counterparties to these agreements, but does not anticipate such nonperformance.

        A portion of commercial paper has been classified as long-term debt based on the loan and credit agreement with the issuing bank. Commercial paper that finances nuclear fuel scheduled to be used more than one year after the balance sheet date is classified as long-term debt.

                                                                             32
Notes to Consolidated Financial Statements

        Long-term debt maturities and sinking-fund requirements for the next five years are: 1994 -- $336 million; 1995 -- $272 million; 1996 -- $297 million; 1997 -- $570 million; and 1998 -- $523 million.

   Long-term debt consisted of:

                                                   December 31,
                                                  --------------
In millions                                       1993      1992
- -----------                                       ----      ----
First and refunding mortgage bonds:
  1994-1997 (5.55% to 6.125%)                    $  700    $1,050
  1998-2002 (5.45% to 7.5%)                         725       650
  2003-2026 (5.875% to 10%)                       2,118     2,025
Pollution-control bonds:
  1999-2027 (5.585% to 7.2% and variable)         1,208     1,209
Funds held by trustees                               (2)       (2)
Debentures and notes:
  1994-2017 (4.875% to 10.364% and variable)      1,758     1,259
Commercial paper                                    252       245
Spent nuclear fuel obligation                        --         6
Capital lease obligation                            128       153
Current portion of capital lease obligation         (13)      (19)
Long-term debt due within one year                 (336)     (195)
Unamortized debt discount -- net                    (79)      (61)
                                                 ------    ------
Total                                            $6,459    $6,320
                                                 ======    ======
Fair value                                       $6,915    $6,682
                                                 ======    ======

        The fair value estimates were based on brokers' quotes.

Short-Term Debt

        SCEcorp has lines of credit it can use at negotiated or bank index rates. At December 31, 1993, such lines totaled $1.7 billion, with $1.2 billion supporting commercial paper and other short-term debt. The remaining $500 million is available for the long-term refinancing of certain variable-rate pollution-control debt.

        Short-term debt consisted of:

                                                   December 31,
                                                  --------------
In millions                                       1993      1992
- -----------                                       ----      ----
Commercial paper:
  Balancing accounts                              $ 163     $ 247
  Fuel                                              270       228
  General purpose                                   434       466
Other short-term debt                                42        64
Amount reclassified as long-term                   (252)     (245)
Unamortized debt discount                            (2)       (2)
                                                  -----     -----
Total                                             $ 655     $ 758
                                                  =====     =====

        Due to these instruments' short maturities, reported amounts approximate fair value.

Note 4. Equity

        The CPUC regulates Edison's capital structure, limiting the dividends Edison may pay SCEcorp. SCEcorp does not expect this restriction to affect its ability to meet its cash obligations.

        All share data have been restated to reflect the two-for-one common stock split effective June 1, 1993.

        Authorized common stock is 800 million shares with no par value.

        SCEcorp issued 63,118 ($1 million), 7,830,014 ($160 million) and 2,957,176 ($67 million) shares of common stock in 1993, 1992 and 1991, respectively.

        Edison's authorized shares of preferred and preference stock are: $25 cumulative preferred -- 24 million; $100 cumulative preferred -- 12 million; and preference -- 50 million. All cumulative preferred stocks are redeemable. Mandatorily redeemable preferred stocks are subject to sinking-fund provisions. When preferred shares are redeemed, the premiums paid are charged to common equity. There are no preferred stock redemption requirements for the next five years. The fair value estimates of Edison's preferred stock subject to mandatory redemption were based on brokers' quotes.

        Edison's cumulative preferred stock consisted of:

                                                                   December 31,
                                                                   ------------

Dollars in millions, except per-share amounts                      1993    1992
- ---------------------------------------------                      ----    ----

                                              December 31, 1993
                                          ------------------------
                                            Shares      Redemption
                                          Outstanding      Price
                                          -----------   ----------
Not subject to mandatory redemption:
$25 par value:
4.08% Series                              1,000,000       $25.50     $25    $25
4.24                                      1,200,000        25.80      30     30
4.32                                      1,653,429        28.75      41     41
4.78                                      1,296,769        25.80      33     33
5.80                                      2,200,000        25.25      55     55
7.36                                      4,000,000        25.00     100    100

$100 par value:
7.58% Series                                750,000       101.00      75     75
                                                                    ----   ----
Total                                                               $359   $359
                                                                    ====   ====
Subject to mandatory redemption:
$100 par value:
6.05% Series                                750,000      $100.00    $ 75   $ --
6.45                                      1,000,000       100.00     100    100
7.23                                      1,000,000       100.00     100    100
7.325                                            --           --      --     42
7.80                                             --           --      --     41
Preferred stock to be redeemed
within one year                                                       --     (5)
                                                                    ----   ----
Total                                                               $275   $278
                                                                    ====   ====
Fair value of preferred stock
subject to mandatory redemption                                     $291   $288
                                                                    ====   ====

                                                                            33
  Changes in Edison's preferred stocks were:

                                          Year ended December 31,
                                        ---------------------------
In thousands of shares                  1993        1992       1991
- ----------------------                  ----        ----       ----
Series:
6.05%                                    750           --        --
6.45                                      --        1,000        --
7.23                                      --        1,000        --
7.325                                   (427)         (30)      (30)
7.36                                      --        4,000        --
7.80                                    (411)         (18)      (18)
8.54                                      --         (547)      (22)
8.70                                      --         (500)       --
8.70A                                     --         (394)      (13)
8.96                                      --         (500)       --
12.31                                     --         (277)      (34)
                                        ----        -----      ----
Net issuances (redemptions)              (88)       3,734      (117)
                                        ====        =====      ====

Note 5. Income Taxes

        SCEcorp's subsidiaries will be included in its consolidated federal income tax and combined state franchise tax returns. Under income tax allocation agreements, each subsidiary calculates its own tax liability.

Change in Accounting Principle

        In January 1993, SCEcorp adopted a new income tax accounting standard. This standard requires the balance sheet method to account for income taxes, where deferred taxes are recognized for all temporary differences between book and tax income. Prior-year financial statements have not been restated; they reflect income taxes accounted for under the income statement method.

        Upon adoption of the standard, Edison recorded balance sheet adjustments of $2.1 billion for previously unrecorded deferred taxes on temporary differences, including the effects of the 1993 tax rate change. Substantially all of these deferred taxes were offset by deferred charges representing amounts expected to be recovered in future rates. The cumulative effect of adoption increased SCEcorp's 1993 earnings by $16 million.

Current and Deferred Taxes

        Income tax expense includes the current tax liability from operations and the change in deferred income taxes during the year. Investment tax credits are amortized over the lives of the related properties.

        The components of the net accumulated deferred income tax liability were:

                                                   December 31,      January 1,
In millions                                           1993             1993
- -----------                                        ------------      ----------
Deferred tax assets:
Depreciation                                          $  240          $   61
Investment tax credits                                   317             297
Regulatory balancing accounts                            171              89
Other                                                    590             606
                                                      ------          ------
Total                                                 $1,318          $1,053
                                                      ------          ------
Deferred tax liabilities:
Depreciation                                          $2,842          $2,731
Property-related                                       1,404           1,476
Leveraged leases                                         401             336
Other                                                    636             495
                                                      ------          ------
Total                                                 $5,283          $5,038
                                                      ------          ------
Accumulated deferred income taxes -- net              $3,965          $3,985
                                                      ======          ======
Classification of accumulated deferred income taxes:
Included in deferred credits                          $4,169          $4,219
Included in current assets                               204             234
                                                      ======          ======

        The current and deferred components of income tax expense were:

                                              Year ended December 31,
                                              -----------------------
In millions                                   1993     1992     1991
- -----------                                   ----     ----     ----
Current:
Federal                                       $ 183    $ 324    $219
State                                            75      110     114
                                              -----    -----    ----
                                                258      434     333
                                              -----    -----    ----
Deferred -- federal and state:
Accrued charges                                 (38)      (8)    (82)
Deferred alternative minimum tax credit         (46)      --      --
Depreciation                                     78      150     163
Investment and energy tax credits -- net        (31)     (30)    (33)
Leveraged leases                                 63       93      77
Nonutility special charges                      (49)      (6)     --
Rate phase-in plan                              (51)     (50)    (17)
Regulatory balancing accounts                   118     (121)    (27)
Resale revenue                                   26       34      22
Retirement of debt                               33       (5)      3
Other                                            (7)     (25)     (3)
                                              -----    -----    ----
                                                 96       32     103
                                              -----    -----    ----
Total income tax expense                      $ 354    $ 466    $436
                                              =====    =====    ====
Classification of income taxes:
Included in operating income                  $ 465    $ 544    $453
Included in other income                       (111)     (78)    (17)
                                              =====    =====    ====

        The composite federal and state statutory income tax rate was 41.045% for 1993 and 40.138% for 1992 and 1991.

                                                                            34
Notes to Consolidated Financial Statements

        A reconciliation of the federal statutory income tax rate to the effective rate is presented below:

                                                                 Year ended December 31,
                                                                 -----------------------
                                                                 1993      1992      1991
                                                                 ----      ----      ----
Federal statutory rate                                           35.0%     34.0%     34.0%
Depreciation and related timing differences not deferred          6.1       3.0       4.3
Capitalized software                                             (2.0)      0.3        --
Housing credits                                                  (1.8)     (0.7)     (0.7)
Investment and energy tax credits                                (3.1)     (2.5)     (3.6)
Merger expenses                                                    --        --      (2.1)
New accounting standard                                          (1.9)       --        --
State tax -- net of federal deduction                             5.4       4.3       5.7
Other                                                            (2.1)      0.3       0.7
                                                                 ----      ----      ----
Effective tax rate                                               35.6%     38.7%     38.3%
                                                                 ====      ====      ====

Note 6.   Employee Benefit Plans

Pension Plan

        SCEcorp has a noncontributory, defined-benefit pension plan, administered by a trustee, that covers employees meeting minimum service requirements. Benefits are based on years of accredited service and average base pay. SCEcorp funds the plan on a level-premium actuarial method. Annual contributions meet minimum legal funding requirements and do not exceed the maximum amounts deductible for income taxes. Prior service costs from pension plan amendments are funded over 30 years. Plan assets are primarily common stocks, corporate and government bonds, and short-term investments.

        Net pension cost recognized is calculated under the actuarial method used for ratemaking. The difference between pension costs calculated for accounting and ratemaking is deferred.

        The plan's funded status was:

                                                    December 31,
                                                  ----------------
In millions                                        1993      1992
- -----------                                        ----      ----
Actuarial present value of benefit obligations:
Vested benefits                                   $1,343    $1,438
Nonvested benefits                                   166        38
                                                  ------    ------
Accumulated benefit obligation                     1,509     1,476
Value of projected future compensation levels        558       494
                                                  ------    ------
Projected benefit obligation                      $2,067    $1,970
                                                  ======    ======
Plan assets at fair value                         $2,205    $1,947
                                                  ======    ======

Projected benefit obligation in excess of
   (less than) plan assets                         $(138)      $23
Unrecognized net gain                                249        83
Unrecognized prior service cost                       (5)       (6)
Unrecognized net obligation being amortized
   over 17 years                                     (62)      (67)
                                                  ------    ------
Accrued pension liability                         $   44    $   33
                                                  ======    ======

Discount rate                                      7.25%      7.0%
Rate of increase in future compensation             5.0%      5.0%
Expected long-term rate of return on assets         8.0%      8.0%

        The components of pension expense were:

                                                     Year ended December 31,
                                                     -----------------------
In millions                                          1993     1992    1991
- -----------                                          ----     ----    ----
Net pension expense:
Service cost for benefits earned                     $  70    $ 55    $  53
Interest cost on projected benefit obligation          139     127      126
Actual return on plan assets                          (291)    (86)    (375)
Net amortization and deferral                          142     (62)     251
                                                     -----    ----    -----
Pension expense under accounting standards              60      34       55
Regulatory adjustment                                  (11)     14       (7)
                                                     -----    ----    -----
Net pension expense recognized                       $  49    $ 48    $  48
                                                     =====    ====    =====

Postretirement Benefits Other Than Pensions

        Employees retiring at or after age 55, who have at least 10 years of service, are eligible for postretirement health care, dental, life insurance and other benefits. Health care benefits are subject to deductibles, copayment provisions and other limitations.

        In January 1993, SCEcorp adopted a new accounting standard for postretirement benefits other than pensions, which requires the expected cost of these benefits to be charged to expense during employees' years of service. SCEcorp will amortize its $728 million obligation related to prior service over 20 years.

        Edison funds the plan up to tax-deductible limits, in accordance with rate-making practices. Edison began funding its future liability for these benefits in 1991. Amounts funded prior to 1993 are amortized to expense and recovered in rates over 12 months. Total expense was $165 million in 1993, $85 million in 1992 and $26 million in 1991. Any difference between expense determined under the new standard and amounts authorized for rate recovery is not expected to be material and will be charged to earnings. Plan assets are primarily common stocks, corporate and government bonds, and short-term investments.

        The components of postretirement benefits other than pensions expense were:

In millions                                            Year ended December 31,
- -----------                                            -----------------------
                                                                1993
                                                                ----
Service cost for benefits earned                                $ 27
Interest cost on projected benefit obligation                     66
Actual return on plan assets                                     (12)
Amortization of transition obligation                             36
                                                                ----
Net expense                                                      117
Amortization of prior funding                                     48
                                                                ----
Total expense                                                   $165
                                                                ====

        A reconciliation of the plan's funded status with the recorded liability is presented below:

                                                    December 31,     January 1,
In millions                                             1993            1993
- -----------                                         ------------     ---------
Actuarial present value of benefit obligation:
Retirees                                               $ 512            $ 482
Employees eligible to retire                              87               75
Other employees                                          363              287
                                                       -----            -----
Accumulated benefit obligation                         $ 962            $ 844
                                                       =====            =====
Plan assets at fair value                              $ 210            $ 116
                                                       =====            =====
Accumulated benefit obligation in excess
  of plan assets                                       $ 752            $ 728
Unrecognized transition obligation                      (693)            (728)
Unrecognized net loss                                    (59)              --
                                                       -----            -----
Recorded liability                                        --               --
                                                       ======           =====

        The assumed rate of future increases in the per-capita cost of health care benefits is 12% for 1994, gradually decreasing to 5% for 2004 and beyond. Increasing the health care cost trend rate by one percentage point would increase the accumulated obligation as of December 31, 1993, by $134 million and annual aggregate service and interest costs by $19 million. The actuarial assumptions used were discount rates of 7.75% and 8.0% at December 31, 1993, and January 1, 1993, respectively, and an expected long-term rate of return on plan assets of 8.5% at both dates.

Stock Plans

        SCEcorp has two stock plans designed to supplement employees' retirement income. The Employee Stock Ownership Plan was funded primarily by employees and federal income tax benefits. This plan will be transferred to the Stock Savings Plus Plan by the end of 1994. The Stock Savings Plus Plan received Edison contributions of $21 million in 1993, $20 million in 1992 and $18 million in 1991.

        Under SCEcorp's long-term incentive compensation plan, 8.0 million shares and 8.1 million shares of SCEcorp common stock were reserved at December 31, 1993, and 1992, respectively, for issue to key employees in various forms, including the exercise of stock options. There were 6.5 million shares and 7.0 million shares reserved for future grants at December 31, 1993, and 1992, respectively. Under SCEcorp's stock option plan, share options accrue dividend equivalents at the same rate as outstanding common stock. The dividend equivalents may be applied against the grant price at the time of exercise.

        Activity in the stock option plan was:

                                          Share Options           Share Price
Outstanding, December 31, 1991               823,570             $16.00-$20.10
Granted                                      395,400              20.66- 23.28
Canceled                                     (82,150)             18.75- 23.28
Exercised                                    (41,416)             16.19- 19.85
                                           ---------             -------------
Outstanding, December 31, 1992             1,095,404              16.00- 23.28
Granted                                      402,600              21.94- 24.44
Canceled                                     (44,252)             18.75- 23.28
Exercised                                    (63,118)             16.19- 23.28
                                           ---------             -------------
Outstanding, December 31, 1993             1,390,634              16.00- 24.44
Exercisable, December 31, 1993               778,530              16.00- 24.44

Note 7. Jointly Owned Utility Projects

        Edison owns interests in several generating stations and transmission systems for which each participant provides its own financing.

        The proportionate share of expenses for each project is included in the consolidated statements of income.

        The investment in each project, as included in the consolidated balance sheet as of December 31, 1993, was:

                                                      Plant in     Accumulated         Under        Ownership
In millions                                           Service      Depreciation     Construction    Interest
- -----------                                           --------     ------------     ------------     -------
Eldorado Transmission System                           $   27         $   11            $  1           60%
Four Corners Coal Generating Station--Units 4 and 5       448            217               5           48
Mohave Coal Generating Station                            274            138              10           56
Pacific Intertie Transmission System                      213             60               1           50
Palo Verde Nuclear Generating Station                   1,541            279              27           16
San Onofre Nuclear Generating Station                   4,047          1,269              74           75
                                                       ------         ------            ----          ---
Total                                                  $6,550         $1,974            $118           --
                                                       ======         ======            ====          ===

                                                                              36
Notes to Consolidated Financial Statements

Note 8. Leases

Investments in Leveraged Leases

        Mission First Financial is the lessor in several leveraged-lease agreements with terms of 13 to 30 years. All operating, maintenance, insurance and decommissioning costs are the responsibility of the lessees. The total cost of these facilities was $1.5 billion and $1.4 billion at December 31, 1993, and 1992, respectively.

        The equity investment in these facilities is 21% of the purchase price. The remainder is nonrecourse debt secured by first liens on the leased property. The lenders have accepted their security interests as their only remedy if the lessee defaults.

        The net investment in leveraged leases consisted of:

                                                      December 31,
                                                     ---------------
In millions                                          1993       1992
- -----------                                          ----       ----
Rentals receivable (net of principal and
  interest on nonrecourse debt)                      $ 710      $ 687
Unearned income                                       (256)      (261)
                                                     -----      -----
Investment in leveraged leases                         454        426
Estimated residual value                                44         36
Deferred income taxes                                 (401)      (338)
                                                     -----      -----
Net investment in leveraged leases                   $  97      $ 124
                                                     =====      =====

Lease Commitments

        SCEcorp has operating leases, primarily for vehicles (with varying terms, provisions and expiration dates), and a capital lease ($128 million) for a nonutility power-production facility.

        Estimated remaining commitments for noncancelable leases at December 31, 1993, were:

                                                Operating       Capital
In millions                                       Lease          Lease
- -----------                                     ---------       -------
Year ended December 31,
1994                                              $ 27           $ 24
1995                                                22             24
1996                                                18             24
1997                                                13             24
1998                                                11             24
Thereafter                                          20             58
                                                  ----           ----
Total future commitments                          $111           $178
                                                  ----           ----
Amount representing interest (9.65%)                              (50)
                                                                 ----
Net commitments                                                  $128
                                                                 ====

Note 9. Commitments

        Edison has fuel supply contracts which require payment only if the fuel is made available for purchase.

        Edison has power-purchase contracts with certain qualifying facilities (cogenerators and small power producers). These contracts provide for capacity payments subject to a facility meeting certain performance obligations and energy payments based on actual power supplied to Edison. There are no requirements to make debt-service payments.

        Edison has unconditional purchase obligations for part of a power plant's generating output, as well as firm transmission service from another utility. Minimum payments are based, in part, on the debt-service requirements of the provider, whether or not the plant or transmission line is operable. The purchased-power contract is not expected to provide more than 5% of current or estimated future operating capacity. Edison's minimum commitment under both contracts is approximately $210 million through 2017.

        Certain commitments for the years 1994 through 1998 are estimated below:

In millions                            1994       1995      1996      1997      1998
- -----------                            ----       ----      ----      ----      ----
Construction expenditures             $1,305     $1,330    $1,155    $1,094    $1,349
Fuel supply contracts                    315        217       197       172       173
Purchased power capacity payments        658        666       676       680       682
Unconditional purchase obligations         9          9         9         9         9
                                      ======     ======    ======    ======    ======

        Mission Energy Company has guaranteed equity obligations of its subsidiaries related to the Loy Yang B and Gordonsville projects. Mission Energy has issued debt supporting most of the Loy Yang B equity obligations; the remaining obligation (approximately $80 million) is expected to terminate in 1996, when the project becomes fully operational. The Gordonsville obligation (approximately $55 million) is expected to be funded in June 1994.

        In connection with the sale of interests in affordable housing projects, SCEcorp has certain continuing obligations to investors through 2008, (approximately $40 million).

                                                                           37
Note 10. Contingencies

Environmental Protection

        SCEcorp is subject to numerous legislative and regulatory environmental-protection requirements. To meet these requirements, SCEcorp will continue to incur substantial costs to operate existing facilities, construct and operate new facilities, and mitigate or remove the effect of past operations on the environment.

        SCEcorp has identified 46 sites for which it is, or may be, responsible for remediation under environmental laws. SCEcorp is participating in investigations and cleanups at a number of these sites and has recorded a $60 million liability for its estimated minimum costs to clean up several sites. Additional costs may be incurred as progress is made in determining the magnitude of required remedial actions, as SCEcorp's share of these costs in proportion to other responsible parties is determined, and as additional investigations and cleanups are performed.

        The CPUC currently allows Edison to recover environmental cleanup costs through rates, subject to reasonableness reviews. Edison filed for a reasonableness review of costs incurred through 1991 at two hazardous substance sites. Hearings have been delayed due to a 1992 CPUC decision, involving another California utility, which concluded that the current procedure may not be appropriate for these costs, and requested interested parties to recommend alternatives. In November 1993, the major California utilities, the DRA and others filed a collaborative report recommending an incentive mechanism, which would require shareholders to fund 10% of cleanup costs. Shareholders would have the opportunity to recover these costs through insurance. Accordingly, Edison has recorded a regulatory asset which represents 90% of the estimated cleanup costs for sites covered by this proposed mechanism. The remaining sites' cleanup costs are expected to be immaterial and would be recovered through base rates. If approved by the CPUC, Edison would be allowed to recover 90% of cleanup costs incurred to date under the reasonableness review procedure ($11 million). A final CPUC decision is expected in early 1994.

        The probable effect on net income of these environmental-protection matters cannot be determined at this time, but SCEcorp believes it will not materially affect its financial position.

Nuclear Insurance

        Federal law limits public liability claims from a nuclear incident to $9.4 billion. Edison and other owners of San Onofre and Palo Verde have purchased the maximum private primary insurance available ($200 million). The balance is covered by the industry's retrospective rating plan that uses deferred premium charges. Federal regulations require this secondary level of financial protection. The secondary level and other insurance for San Onofre Unit 1 remains in effect pending Nuclear Regulatory Commission approval to discontinue the coverage. The maximum deferred premium for each nuclear incident is $79 million per reactor, but not more than $10 million per reactor may be charged in any one year for each incident. Based on ownership interests, Edison could be required to pay a maximum of $218 million per nuclear incident. However, it would have to pay no more than $28 million per incident in any one year. Such amounts include a 5% surcharge if additional funds are needed to satisfy public liability claims and are subject to adjustment for inflation.

        Property damage insurance covers losses up to $500 million, including decontamination costs, at San Onofre and Palo Verde. Decontamination liability and property damage coverage exceeding the primary $500 million also has been purchased in amounts greater than federal requirements. Additional insurance covers part of replacement power expenses during an accident-related nuclear unit outage. These policies are issued primarily by mutual insurance companies owned by utilities with nuclear facilities. If losses at any nuclear facility covered by the arrangement were to exceed the accumulated funds for these insurance programs, Edison could be assessed retrospective premium adjustments of up to $34 million per year. Insurance premiums are charged to operating expense.

Note 11. Investments in Partnerships

        The Mission companies have equity interests in several energy generation and real estate investment partnerships. Summarized financial information of the partnerships was:

    Income statements:

                                              Year ended December 31,
                                             -------------------------
In millions                                  1993       1992      1991
- -----------                                  ----       ----      ----
Revenue                                     $1,678     $1,369    $1,267
Expenses                                     1,323      1,040       959
                                            ------     ------    ------
Net income                                  $  355     $  329    $  308
                                            ======     ======    ======

  Balance sheets:

In millions                  December 31,              1993         1992
                                                      ------       ------
Current assets                                        $  947       $  762
Other assets                                           3,882        3,258
                                                      ------       ------
Total assets                                          $4,829       $4,020
                                                      ======       ======
Current liabilities                                   $  490       $  350
Other liabilities                                      2,434        1,919
Equity                                                 1,905        1,751
                                                      ------       ------
Total liabilities and equity                          $4,829       $4,020
                                                      ======       ======

                                                                              38
Notes to Consolidated Financial Statements

Note 12. Business Segments

        SCEcorp's business segments include rate-regulated electric utility operations (Edison) and three nonutility segments: electric power generation (Mission Energy), financial investments (Mission First Financial) and real estate holdings (Mission Land Company). The nonutility segment operations are not individually significant for reporting purposes, so they are combined as "diversified operations" below.

        SCEcorp's business segment information was:

                                                Year ended December 31,
                                               --------------------------
In millions                                    1993       1992       1991
- -----------                                    ----       ----       ----
Operating income:
Electric                                      $ 1,670    $ 1,750    $ 1,547
Diversified operations                             14        139        146
                                              -------    -------    -------
Total operating income before taxes             1,684      1,889      1,693
                                              -------    -------    -------
Income taxes                                     (465)      (544)      (453)
Corporate items and eliminations                   (2)        (2)        (1)
                                              -------    -------    -------
Total operating income                        $ 1,217    $ 1,343    $ 1,239
                                              =======    =======    =======
Depreciation and decommissioning:
Electric                                      $   893    $   797    $   759
Diversified operations                             29         10          8
                                              -------    -------    -------
Total depreciation and decommissioning        $   922    $   807    $   767
                                              =======    =======    =======
Assets:
Electric                                      $18,092    $15,969    $15,961
Diversified operations                          3,291      3,344      2,344
Corporate items and eliminations                   (4)        (2)        38
                                              -------    -------    -------
Total assets                                  $21,379    $19,311    $18,343
                                              =======    =======    =======
Additions to property and plant:
Electric                                      $ 1,040    $   787    $   964
Diversified operations                            219        454         69
                                              -------    -------    -------
Total additions to property and plant         $ 1,259    $ 1,241    $ 1,033
                                              =======    =======    =======

    Revenue by segment is shown in the Consolidated Statements of Income.

    Quarterly Financial Data
    Unaudited

                                                            1993
In millions,                     ---------------------------------------------------------
except per-share amounts          Total       Fourth        Third      Second        First
- ------------------------         ------       ------       ------      ------       ------
Operating revenue               $7,821       $1,844       $2,424      $1,768       $1,785
Operating income                 1,217          282          349         293          293
Net income                         639          138          211         141          149
Per share:
  Earnings                       1.43          .31          .47         .32           .33
  Dividends declared             1.415         .355         .355        .355          .35
                                ------       ------       ------      ------       ------
Common stock prices
  High                         $25-3/4      $23-5/8      $25-3/4     $24-7/8    $24-13/16
  Low                           19-7/8       19-7/8       23-1/4     23-3/16     21-7/16
  Close                         20           20           23-3/8     24-1/4      23-5/8
                               =======      =======      =======     =======     ========


                                                          1992
In millions,                     ---------------------------------------------------------
except per-share amounts         Total      Fourth        Third       Second        First
- ------------------------         -----      ------        -----       ------       -------
Operating revenue               $7,984       $1,939       $2,555      $1,771       $1,719
Operating income                 1,343          293          441         305          304
Net income                         739          152          272         158          157
Per share:
  Earnings                        1.66          .34          .61         .35          .36
  Dividends declared              1.39          .35          .35         .35          .34
                             ---------     --------     --------    --------    ---------
Common stock prices
  High                       $23-13/16     $23-3/8     $23-13/16    $23-1/16    $23-11/16
  Low                         20-1/8        21-3/16     22-1/16      20-1/8      20-1/4
  Close                       22            22          22-5/8       22-1/8      20-3/8
                            ==========     ========    ========     ========    =========

                                                                              39
Responsibility for Financial Reporting                  SCEcorp and Subsidiaries

        The management of SCEcorp is responsible for preparing the accompanying financial statements. The statements were prepared in accordance with generally accepted accounting principles and necessarily include amounts based on management's estimates and judgment. Management believes other information in the annual report is consistent with the financial statements.

        Management maintains systems of internal control to provide reasonable assurance that assets are safeguarded, transactions are properly executed in accordance with management's authorization, and accounting records may be relied upon for the preparation of financial statements and other financial information. The design of internal control systems involves management's judgment concerning the relative cost and expected benefits of specific control measures. These systems are augmented by internal audit programs through which the adequacy and effectiveness of internal controls, policies and procedures are evaluated and reported to management.

        In addition, Arthur Andersen & Co., as part of its independent audit of SCEcorp's financial statements, is responsible under generally accepted auditing standards to evaluate the internal control structures in order to determine the scope of its auditing procedures for the purpose of expressing its opinion on the financial statements.

        Management believes SCEcorp's systems of internal control are adequate to accomplish the objectives discussed herein. Management has implemented all of the internal and external auditors' significant recommendations regarding the systems of internal control.

        The audit committee of the board of directors, which is composed entirely of non-employee directors, meets periodically with both the external and internal auditors, who have unrestricted access to the committee. This committee recommends to the board of directors the annual appointment of a firm of independent public accountants, considers the audit scope and independence of the external auditor, discusses the adequacy of internal controls, reviews financial reporting issues and is advised of management's actions regarding these matters.

        Management is responsible for fostering a climate in which SCEcorp's affairs are conducted in accordance with the highest standards of personal and corporate conduct, which are reflected in SCEcorp's Standards of Conduct. Management maintains programs to encourage and assess compliance with these standards.




              Richard K. Bushey                John E. Bryson
              Vice President                   Chairman of the Board
              and Controller                   and Chief Executive Officer


February 4, 1994

Report of Independent Public Accountants

To the Shareholders and the Board of Directors, SCEcorp:

        We have audited the accompanying consolidated balance sheets of SCEcorp (a California corporation) and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of SCEcorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCEcorp and its subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

        As discussed in Notes 5 and 6 to the financial statements, and as required by generally accepted accounting principles, SCEcorp changed its methods of accounting for income taxes and postretirement benefits other than pensions in 1993.



                                  ARTHUR ANDERSEN & CO.

Los Angeles, California
February 4, 1994

                                                                            40
Selected Financial and Operating Data: 1989 -- 1993   SCEcorp and Subsidiaries

Dollars in millions,
except per-share amounts*       1993       1992      1991      1990      1989
- -------------------------       ----       ----      ----      ----      ----
SCEcorp and Subsidiaries
Operating revenue              $ 7,821   $ 7,984    $ 7,556   $ 7,226   $ 6,904
Operating expenses             $ 6,604   $ 6,641    $ 6,317   $ 5,960   $ 5,737
Net income                     $   639   $   739    $   703   $   786   $   778
Weighted-average shares of
 common stock outstanding
 (in millions)                     448       445        437       437       437
Per-share data:
         Earnings                $1.43     $1.66      $1.61     $1.80     $1.78
         Dividends declared     $1.415     $1.39      $1.35     $1.31     $1.27
         Book value             $13.30    $13.30     $12.91    $12.59    $12.10
         Market value at
           year-end                $20       $22    $23-3/8 $18-15/16 $19-11/16
Dividend payout ratio             98.6%     83.1%      83.2%     72.2%     70.8%
Rate of return on common
  equity                         10.65%    12.54%     12.51%     14.51%   14.99%
Price/earnings ratio              14.0      13.3       14.6       10.5     11.1
Ratio of earnings to
   fixed charges                  2.28      2.68       2.53       2.69     2.79
Assets                         $21,379   $19,311    $18,343    $17,684  $16,495
Retained earnings              $ 3,266   $ 3,263    $ 3,150    $ 3,038  $ 2,824
Common shareholders' equity    $ 5,958   $ 5,954    $ 5,681    $ 5,503  $ 5,289
Preferred stock:
  Not subject to mandatory
    redemption                 $   359    $  359    $   359    $   359  $   359
  Subject to mandatory
    redemption                 $   275    $  278    $   199    $   210  $   224
Long-term debt                 $ 6,459    $6,320    $ 5,940    $ 5,488  $ 5,283

Southern California Edison
  Company

Financial data:
Operating revenue              $ 7,397   $ 7,722    $ 7,298    $ 6,986  $ 6,524
Earnings                       $   637   $   631    $   587    $   693  $   679
Earnings per SCEcorp
  common share                   $1.42     $1.42      $1.34      $1.58    $1.55
Rate of return on
  common equity                   13.2%     13.2%      12.6%      15.0%    14.7%
Internal generation of funds        78%       83%        70%        76%      88%

Operating data:
Peak demand in megawatts (MW)   16,475    18,413     16,709     17,647   15,632
Generation capacity at
  peak (MW)                     20,606    20,712     20,875     20,323   20,136
Kilowatt-hour sales
  (in millions)                 73,308    74,186     71,146     71,614   69,136
Customers (in millions)           4.12      4.11       4.08       4.03     3.94
Full-time employees              16,487   16,736     17,110     16,604   16,627

Mission Companies

Net income                           $3     $109       $116        $94     $100
Earnings per SCEcorp
  common share                     $.01     $.24       $.27       $.22     $.23
Percent of SCEcorp's earnings
  per share                         0.7%    14.5%      16.8%      12.2%    12.9%
Common shareholder's equity      $1,002   $1,169     $1,020       $904     $735
Rate of return on common
  equity                            0.3%     9.8%      12.2%      11.8%    17.2%
Full-time employees                 706      523        401        321      383

        * Per-share figures reflect the two-for-one split of SCEcorp common stock effective June 1, 1993.