Form 10-K/A, Exhibit 13
period 1996-12-31
EDISON INTERNATIONAL
filed 1997-10-17
CIK 827052

EXHIBIT 13








EDISON INTERNATIONAL
SELECTED PORTIONS OF
1996 ANNUAL REPORT TO SHAREHOLDERS

EDISON INTERNATIONAL AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF REPORTS OF OPERATION AND FINANCIAL CONDITION

In the following Management's Discussion and Analysis of Results of Operations and Financial Condition and elsewhere in this annual report, the words "estimates," "expects," "anticipates," "believes," and other similar expressions, are intended to identify forward-looking information that involves risks and uncertainties. Actual results or outcomes could differ materially as a result of such important factors as the outcome of state and federal regulatory proceedings affecting the restructuring of the electric utility industry, the impacts of new laws and regulations relating to restructuring and other matters, the effects of increased competition in the electric utility business, and changes in prices of electricity and costs for fuel.

Results of Operations

Earnings

Edison International's 1996 earnings per share were $1.64, compared with $1.66 in 1995 and $1.52 in 1994. Southern California Edison (SCE) contributed $1.42 per share, compared with $1.44 in 1995 and $1.34 in 1994. Edison Mission Energy (EME), Edison Capital and Mission Land Company contributed, on a combined basis, 27 cents in 1996 compared with 23 cents in 1995 and 19 cents in 1994. Edison International's earnings include special charges of 6 cents in 1996 (a 4 cent net charge at SCE for workforce management costs and reserves, a 2 cent charge at EME for operating reserves, and a 3 cent charge for real estate reserves at Mission Land, partially offset by a 3 cent gain on the sale of four geothermal projects at EME) and 3 cents in 1995 for SCE's workforce management charges. The decline in net income in 1996 was offset by a common stock repurchase program. The reduced number of outstanding shares resulted in a 3 cent per-share benefit in 1996 compared with 1995.

During 1996, Edison International formed three new businesses, Edison Source, Edison EV and Edison Select. Expenses associated with the start-up of these new businesses, together with the parent company's interest payments on $350 million in borrowings, related to EME's acquisition of First Hydro and its ongoing share repurchase program, were responsible for 5 cents per share of expenses (after tax) compared to 1 cent in 1995.

1996 vs. 1995

Excluding special charges, SCE's 1996 earnings were $1.46, down 1 cent from 1995. The decrease is mainly attributable to a reduction in authorized rates of return and operating expenses, partially offset by improved operating performance. The combined 1996 earnings of EME, Edison Capital and Mission Land, excluding special charges, were 29 cents per share, 6 cents higher than 1995. The increase is primarily attributable to earnings from EME's First Hydro project in the United Kingdom. First Hydro was acquired in December 1995.

1995 vs. 1994

SCE's 1995 earnings before nonrecurring charges were $1.44, up 10 cents over 1994, primarily due to a higher authorized return on common equity for 1995, partially offset by the effect of the 1995 general rate case settlement. SCE recorded workforce management costs of 3 cents per share in 1995 compared with 4 cents in 1994. The nonutilities' 1995 earnings were 23 cents, up 4 cents from 1994, reflecting improved results from EME's energy projects and increased investment activity at Edison Capital. The parent company incurred expenses (after-tax) of 1 cent per share in both 1995 and 1994.

Operating Revenue

Electric utility revenue decreased 4% from 1995, as increased sales volume was offset by lower average rates. The lower rates are attributable to the California Public Utilities Commission's (CPUC) decision to lower SCE's 1996 authorized revenue by 4.4%. Additionally, during 1996 SCE issued a one-time bill credit of $237 million to ratepayers as part of a CPUC-ordered refund of energy-cost balancing account overcollections. Electric utility revenue in 1995 increased slightly over 1994, as a 2.6% authorized rate increase was partially offset by a decrease in sales volume to resale cities and milder weather in 1995. Over 98% of SCE's operating revenue is from retail sales. Retail rates are regulated by the CPUC and wholesale rates are regulated by the Federal Energy Regulatory Commission (FERC).

Due to warm weather during the summer months, electric utility revenue during the third quarter of each year is materially higher than the other quarters.

The changes in electric utility revenue resulted from:

In millions              Year ended December 31,                       1996        1995       1994
-----------              -----------------------                       ----        ----       ----

Electric utility revenue -
  Rate changes                                                       $  (522)    $  168      $ 112
  Sales volume changes                                                   206       (129)       308
  Other                                                                   26         35        (18)
                                                                     -------     ------     ------
Total                                                                $  (290)    $   74     $  402
                                                                     =======     ======     ======

In March 1995, SCE announced its intention to freeze average rates for residential, small business and agricultural customers through 1996, and announced a five-year goal to reduce system average rates by 25% on an inflation-adjusted basis (from 10.7 cents per kilowatt-hour to below
10 cents per kilowatt-hour). In February 1996, the CPUC approved a system-wide rate reduction which will drop the average price per kilowatt-hour from 10.7 cents to 10.1 cents. Legislation enacted in September 1996 provides for, among other things, at least a 10% rate reduction for residential and small commercial customers beginning in 1998 (see Competitive Environment).

Revenue from diversified operations increased substantially during 1996 due to an increase in EME's electric revenue from its First Hydro, Iberian Hy-Power and Loy Yang B Unit 2 projects. Revenue from diversified operations decreased 3% in 1995 from 1994. The 1995 decline was mainly due to a decrease at Mission Land, as it sold several of its real estate holdings in 1994. The decline was partially offset by an increase in electric revenue at EME's First Hydro and Roosecote projects. Roosecote was out of service for four months in 1994 due to transformer failure and scheduled maintenance.

Operating Expenses

Fuel expense increased 11% in 1996, compared to the same period in 1995, primarily due to higher gas prices and changes in the fuel mix. EME's fuel expense increased due to the inclusion of fuel costs related to First Hydro (a pumped storage facility), Loy Yang B Unit 2 and Kwinana. Fuel expense decreased 23% in 1995 from 1994, as hydro generation was up significantly in 1995 due to greater rainfall, resulting in lower gas purchases. In addition, the San Onofre Nuclear Generating Station units were out of service a total of five months in 1995 for refueling and maintenance, causing a decrease in nuclear fuel expense. The decline at SCE was partially offset by an increase at EME, as its Roosecote project operated for a full year in 1995 after experiencing transformer failure and scheduled maintenance for four months in 1994.

Purchased-power expense increased slightly in 1996 and 1995, due to an increase in power purchased under federally mandated contracts. SCE is required under federal law to purchase power from certain nonutility generators even though energy prices under these contracts are generally higher than other sources. In 1996, SCE paid about $1.7 billion (including energy and capacity payments) more for these power purchases than the cost of power available from other sources. The CPUC has mandated the prices for these contracts.

Provisions for regulatory adjustment clauses decreased substantially in 1996, compared to 1995. The decrease is mainly due to the energy-cost balancing account-related refund discussed above, lower base rate revenue and undercollections related to the accelerated recovery of SCE's remaining investment in San Onofre Units 2 and 3 (see discussion in Note
1 to the Consolidated Financial Statements). The provisions increased in 1995 over 1994, as CPUC-authorized fuel and purchased-power cost estimates exceeded SCE's actual energy costs. SCE's actual energy costs were lower than estimated in 1995 due to the increase in hydro generation and lower gas prices.

Other operating expenses increased 10% in 1996 when compared with 1995, as increased operating costs at EME's First Hydro, Iberian Hy-Power and Loy Yang B Unit 2 projects offset cost reductions and improved operating efficiencies at SCE. Other operating expenses decreased in 1995 when compared to 1994, primarily due to operating efficiencies at SCE. These decreases were partially offset by an increase at EME from its acquisition of First Hydro.

Maintenance expense decreased 8% in 1996, due to lower overall costs at SCE's generation, transmission and distribution operating facilities. Maintenance expense increased 8% in 1995, due to higher expenses related to the scheduled refueling and maintenance outages at San Onofre Units 2 and 3.

Depreciation and decommissioning expense increased 16% in 1996 due to higher depreciation rates, the accelerated recovery of San Onofre Units
2 and 3, and increases at EME related to its First Hydro, Loy Yang B Unit 2 and Iberian Hy-Power projects.

Income taxes increased 7% during 1996, mainly due to an increase in the deferred tax provision related to the accelerated recovery of San Onofre Units 2 and 3 and increased earnings at EME from its First Hydro project. Earnings from First Hydro are subject to a higher effective tax rate than the federal statutory rate.

Other Income and Deductions

The provision for rate phase-in plan reflects a CPUC-authorized, 10-year rate phase-in plan, which deferred the collection of revenue during the first four years of operation for the Palo Verde Nuclear Generating Station. The deferred revenue (including interest) is being collected evenly over the final six years of each unit's plan. The plan ended in February 1996 and September 1996 for Units 1 and 2, respectively. The plan ends in January 1998 for Unit 3. The provision is a non-cash offset to the collection of deferred revenue.

Minority interest expense increased 46% during 1996, primarily from higher pre-tax income at EME's Loy Yang B project.

Other nonoperating income decreased in 1996, due to additional accruals for SCE's regulatory matters, partially offset by EME's gain on the sale of four geothermal facilities. Other nonoperating income decreased in 1995, as CPUC-authorized incentive awards were below 1994 levels.

Interest and Other Expenses

Interest on long-term debt increased 12% in 1996, reflecting EME's increased ownership in Iberian Hy-Power and First Hydro.

Other interest expense increased 11% during 1996, due to a $350 million borrowing by Edison International (holding company) for the acquisition of First Hydro and for its ongoing share repurchase program.

Capitalized interest decreased during 1996, primarily due to the completion of construction activity at EME's Loy Yang B Unit 2 project. Loy Yang B is a 51% owned, 1,000-megawatt coal-fired power plant near Melbourne, Australia. Unit 2 began commercial operation on October 1, 1996.

Financial Condition

Edison International's liquidity is primarily affected by debt maturities, dividend payments, capital expenditures, and investments in partnerships and unconsolidated subsidiaries. Capital resources include cash from operations and external financings.

In June 1994, Edison International lowered its quarterly common stock dividend by 30%, due to the uncertainty of future earnings levels arising from the changing nature of California's electric utility regulation.

Currently, Edison International's board of directors has authorized the repurchase of up to $800 million of its common stock. Edison
International has repurchased 27.4 million shares ($497 million) through January 31, 1997, funded by dividends from its subsidiaries and its lines of credit.

Edison International's cash flow coverage of dividends for 1996 was 5.0 times compared to 4.7 times in 1995 and 3.7 times in 1994. Edison International's dividend payout ratio for 1996 was 61%.

Cash Flows from Operating Activities

Net cash provided by operating activities totaled $2.2 billion in 1996 and $2.1 billion in both 1995 and 1994. Cash from operations exceeded capital requirements for all years presented.

Cash Flows from Financing Activities

At December 31, 1996, Edison International and its subsidiaries had $1.8 billion of borrowing capacity available under lines of credit totaling $2.1 billion. SCE had available lines of credit of $1.1 billion, with $600 million for short-term debt and $500 million for the long-term refinancing of its variable-rate pollution-control bonds. The parent company has lines of credit totaling $350 million, with $185 million of borrowing capacity available. The nonutility companies had available lines of credit of $700 million, with $575 million of borrowing capacity available to finance general cash requirements. Edison International's unsecured lines of credit are at negotiated or bank index rates with various expiration dates; the majority have five-year terms.

SCE's short-term debt is used to finance fuel inventories, balancing account undercollections and general cash requirements. EME uses available credit lines mainly for construction projects until long-term construction or project loans are secured. Long-term debt is used mainly to finance capital expenditures. SCE's external financings are influenced by market conditions and other factors, including limitations imposed by its articles of incorporation and trust indenture. As of December 31, 1996, SCE could issue approximately $7.9 billion of additional first and refunding mortgage bonds and $4.5 billion of preferred stock at current interest and dividend rates.

EME owns, through a wholly owned subsidiary, 50% of the Brooklyn Navy Yard project, but funded all of the required equity during construction. The estimated total cost is $485 million, of which $442 million had been spent through December 31, 1996. In December 1995, a tax-exempt bond financing for the project in the amount of $254 million was obtained through the New York City Industrial Development Agency (NYCIDA). EME has guaranteed the obligations of the project pursuant to the financing, as well as an indemnity agreement on behalf of NYCIDA in the amount of $40 million. In the fourth quarter of 1996, EME executed a new energy sales agreement with Consolidated Edison Company of New York, which has contracted to buy most of the project's power and steam, and began selling power and steam under that agreement. The contractor has recently asserted general monetary claims under the turnkey agreement against Brooklyn Navy Yard and has served a complaint for damages in the amount of $136.8 million against Brooklyn Navy Yard. Brooklyn Navy Yard intends to vigorously defend this action and to assert general monetary claims against the contractor. EME believes that the outcome of this litigation will not have a material adverse effect on its consolidated results of operations or financial position.

EME has firm commitments to make equity and other contributions to its projects of $408 million, primarily for the Paiton project in Indonesia and the ISAB project in Italy. EME also has contingent obligations to make additional contributions of $461 million, primarily for a guarantee as a condition of obtaining a $254 million tax-exempt financing for the Brooklyn Navy Yard project (further discussed in Note 10 to the Consolidated Financial Statements), and equity support guarantees related to Paiton.

EME may incur additional obligations to make equity and other contributions to projects in the future. EME believes it will have sufficient liquidity to meet these equity requirements from cash provided by operating activities, proceeds from the repayment of loans to energy projects, funds available from EME's revolving line of credit and additional corporate borrowings.

California law prohibits SCE from incurring or guaranteeing debt for its nonutility affiliates. Additionally, the CPUC regulates SCE's capital structure, limiting the dividends it may pay Edison International. At December 31, 1996, SCE had the capacity to pay $112 million in additional dividends to Edison International and continue to maintain its authorized capital structure. These restrictions are not expected to affect Edison International's ability to meet its cash obligations.

Cash Flows from Investing Activities

The primary uses of cash for investing activities are additions to property and plant, the nonutilities' investments in partnerships and unconsolidated subsidiaries, and funding of nuclear decommissioning trusts. Decommissioning costs are accrued and recovered in rates over the term of each nuclear generating facility's operating license through charges to depreciation expense. SCE estimates that it will spend approximately $12.7 billion between 2013-2070 to decommission its nuclear facilities. This estimate is based on SCE's current-dollar decommissioning costs ($2.0 billion), escalated using a 6.65% annual rate. These costs are expected to be funded from independent decommissioning trusts which receive SCE contributions of approximately $100 million per year until decommissioning begins.

Cash used for the nonutility subsidiaries' investing activities was $409 million in 1996, $1.2 billion in 1995 and $291 million in 1994. The 1995 increase was due to the acquisition of First Hydro.

Edison International's risk management policy allows the use of derivative financial instruments to mitigate risk. Changes in interest rates, electricity pool pricing and fluctuations in foreign currency exchange rates can have a significant impact on EME's results of operations. EME attempts to mitigate the risk of interest rate fluctuations by arranging for fixed rate or variable rate financing with interest rate swaps or other hedging mechanisms for the majority of its project financings. As a result of interest rate hedging mechanisms, interest expense increased $6 million in 1996, $7 million in 1995 and $8 million in 1994. The maturity dates of several of EME's interest rate swap agreements do not correspond to the term of the underlying debt. EME does not believe that interest rate fluctuations will have a material adverse effect on results of operations or financial position.

Projects in the United Kingdom sell their energy and capacity through a centralized electricity pool, which establishes a half-hourly clearing price for electric energy and capacity. The pool price is extremely volatile, and can vary by a factor of ten or more over the course of a few hours due to large differentials in demand according to the time of day. First Hydro mitigates a portion of the market risk of the pool by entering into contracts for differences (electricity rate swap agreements), related to either the selling or purchase price of power, whereby a contract specifies a price at which the electricity will be traded, and the parties to the agreements make payments, calculated based on the difference between the price in the contract and the half hourly clearing price for the element of power under contract. These contracts act as a means of stabilizing production revenue or purchasing costs by removing an element of First Hydros net exposure to pool price volatility. First Hydro's electric revenue decreased by $5 million and $29 million, respectively, for the year ended December 31, 1996, and 1995, as a result of electricity rate swap agreements.

As EME continues to expand into foreign markets, fluctuations in foreign currency exchange rates will continue to affect the amount of its equity contributions to, distributions from, and results of operations for, its foreign projects. At times, EME has hedged a portion of its current exposure to fluctuations in foreign exchange rates where it deems appropriate through financial derivatives, offsetting obligations denominated in foreign currencies, and indexing underlying project agreements to U.S. dollars or other indices reasonably expected to correlate with foreign exchange movements. Various statistical forecasting techniques are used to help assess foreign exchange risk and the probabilities of various outcomes. There can be no assurance, however, that fluctuations in exchange rates will be fully offset by hedges or that currency movements and the relationship between certain macro economic variables will behave in a manner that is consistent with historical or forecasted relationships.

Projected Capital Requirements

Edison International's projected construction expenditures for the next five years are: 1997-$855 million; 1998-$636 million; 1999-$664 million; 2000-$647 million; and 2001-$650 million.

Long-term debt maturities and sinking fund requirements for the next five years are: 1997-$573 million; 1998-$560 million; 1999-$459 million;
2000-$405 million; and 2001-$500 million.

Regulatory Matters

SCE's 1997 CPUC-authorized rates remain unchanged from 1996 levels due to recently enacted legislation which requires that system average rates remain frozen at the June 10, 1996, level of 10.1 cent per kilowatt-hour (see discussion in Competitive Environment).

The CPUC's 1997 cost-of-capital decision authorized SCE's equity ratio to remain at 48%. SCE's return on common equity also remains at 11.6%.
SCE's return on rate base was lowered from 9.55% to 9.49%. This decision, excluding the effects of other rate actions, would reduce 1997 earnings by approximately 1 cent per share.

A 1994 CPUC decision stated that SCE was liable for expenditures related to a 1985 accident at the Mohave Generating Station. In July 1996, the CPUC approved a settlement agreement between SCE and the Office of Ratepayer Advocates (ORA) which resulted in a $39 million (including interest) refund to SCE's customers. The refund, which had been previously reserved, was completed by year-end 1996.

In May 1994, SCE filed its testimony in the non-Qualifying Facilities phase of the 1994 Energy Cost Adjustment Clause proceeding. In May 1995, the ORA filed its report on the reasonableness of SCE's gas supply costs for both the 1993 and 1994 record periods. The report recommends a disallowance of $13.3 million for excessive costs incurred from November 1993 through March 1994 associated with SCE's Canadian gas purchase and supply contracts. The report requests that the CPUC defer finding SCE's Canadian supply and transportation agreements reasonable for the duration of their terms and that the costs under these contracts be reviewed on a yearly basis. In October 1996, the ORA issued its report for the 1995 record period recommending a $37.6 million disallowance for excessive costs incurred from April 1994 through March 1995. Both proposed disallowances have been consolidated into one proceeding. SCE and the ORA have filed several rounds of testimony on this issue. Hearings began in January 1997 and are expected to conclude in February 1997. A decision is expected in late 1997.

On December 23, 1996, the CPUC issued a final decision on SCE's proposal for a new rate mechanism for its 15.8% share of the three units at Palo Verde. The decision adopts the Palo Verde All-Party Settlement filed with the CPUC on November 15, 1996. The settlement was based on a Memorandum of Understanding signed by all of the active parties to the Palo Verde proceeding. Under the settlement, SCE has the opportunity to recover its remaining investment (approximately $1.2 billion) in Palo Verde beginning January 1, 1997, and ending December 31, 2001, earning a reduced rate of return on rate base of 7.35% instead of the current 9.49%. Also, SCE will utilize a balancing account to pass through Palo Verde's incremental operating costs (considered reasonable as long as they do not exceed 30% of a baseline forecast and the site's gross annual capacity factor does not go below 55%) to ratepayers. Beginning January 1, 1998, this balancing account will become part of the competition transition charge
(CTC) mechanism. If SCE's actual costs are less than the forecast, the difference will benefit ratepayers as a credit to the CTC mechanism. The existing nuclear unit incentive procedure will continue only for purposes of calculating a reward for performance of any unit above an 80% capacity factor for a fuel cycle. After 2001, SCE's ratepayers will receive 50% of the benefits derived from the operation of Palo Verde. The decision is projected to reduce SCE's 1997 earnings by approximately 5 cents per share.

Competitive Environment

SCE currently operates in a highly regulated environment in which it has an obligation to provide electric service to customers in return for an exclusive franchise within its service territory. This regulatory environment is changing. The generation sector has experienced competition from nonutility power producers and regulators are restructuring California's electric utility industry.

On September 23, 1996, the State of California enacted legislation to provide a transition to a competitive market structure. The legislation substantially adopts the CPUC's December 1995 restructuring decision (discussed below) by addressing stranded-cost recovery for utilities, providing a certain cost recovery time period for the transition costs associated with utility-owned generation-related assets. Transition costs related to power-purchase contracts would be recovered through the terms of their contracts while most of the remaining transition costs would be recovered through 2001. The legislation also includes provisions to finance a portion of the stranded costs that residential and small commercial customers would have paid between 1998 and 2001, thereby allowing SCE to give a rate reduction of at least 10% to these customers, beginning January 1, 1998. The financing would occur with securities issued by the California Infrastructure and Economic Development Bank, or an entity approved by the Bank. The legislation includes a rate freeze for all other customers, including large commercial and industrial customers, as well as provisions for continued funding for energy conservation, low-income programs and renewable resources. Despite the rate freeze, SCE expects to be able to recover its revenue requirement based on cost-of-service regulation during the 1998-2001 transition period. In addition, the legislation mandates the implementation of a non-bypassable CTC that provides utilities the opportunity to recover costs made uneconomic by electric utility restructuring. Finally, the legislation contains provisions for the recovery (through 2006) of reasonable employee-related transition costs incurred and projected for retraining, severance, early retirement, outplacement and related expenses for utility workers. In light of the legislation, the CPUC is reassessing the need to prepare an environmental impact report.

In December 1995, the CPUC issued its decision on restructuring California's electric utility industry. The transition to a new market structure, which is expected to provide competition and customer choice, would begin January 1, 1998, with all consumers participating by 2003 (changed to 2002 by the recently enacted legislation). Key elements of the CPUC decision include:

o Creation of an independent power exchange (PX) to manage electric supply and demand. California's investor-owned utilities would be required to purchase from and sell to the exchange all of their power during the transition period, while other generators could voluntarily participate.

o Creation of an independent system operator (ISO) to have operational control of the utilities' transmission facilities and, therefore, control the scheduling and dispatch of all electricity on the state's power grid.

o Availability of customer choice through time-of-use rates, direct customer access to generation providers with transmission arrangements through the system operator, and customer-arranged "contracts for differences" to manage price fluctuations from the PX.

o Recovery of costs to transition to a competitive market (utility investments, obligations incurred to serve customers under the existing framework and reasonable employee-related costs) through a non-bypassable charge, applied to all customers, called the CTC.

o CPUC-established incentives to encourage voluntary divestiture (through spin-off or sale to an unaffiliated entity) of at least 50% of utilities' gas-fueled generation to address market power issues.

o Performance-based ratemaking (PBR) for those utility services not subject to competition.

In April 1996, SCE, Pacific Gas & Electric Company and San Diego Gas & Electric Company filed a proposal with the FERC regarding the creation of the PX and the ISO. On November 26, 1996, the FERC conditionally accepted the proposal and directed the three utilities to file more specific information by March 31, 1997. In July 1996, the three utilities jointly filed an application with the CPUC requesting approval to establish a restructuring trust which would obtain loans up to $250 million for the development of the ISO and PX through January 1, 1998. The loans would be backed by utility guarantees; SCE's share would be 45%. Once the ISO and PX are formed, they will repay the trust's loans and recover funds from future ISO and PX customers. In August 1996, the CPUC issued an interim order establishing the restructuring trust and the funding level of $250 million which will be used to build the hardware and software systems for the ISO and PX.

Recovery of costs to transition to a competitive market would be implemented through a non-bypassable CTC. This charge would apply to all customers who were using or began using utility services on or after the December 20, 1995, decision date. In August 1996, in compliance with the CPUC's restructuring decision, SCE filed its application to estimate its 1998 transition costs. In October 1996, SCE amended its transition cost filing to reflect the effects of the legislation enacted in September 1996. Under the rate freeze codified in the legislation, the CTC will be determined residually (i.e., after subtracting other cost components for the PX, transmission and distribution (T&D), nuclear decommissioning and public benefit programs). Nevertheless, the CPUC directed that the amended application provide estimates of SCE's potential transition costs from 1998 through 2030. SCE provided two estimates between approximately $13.1 billion (1998 net present value), assuming the fossil plants have a market value equal to the net book value, and $13.8 billion (1998 net present value), assuming the fossil plants have no market value. These estimates are based on incurred costs, and forecasts of future costs and assumed market prices. However, changes in the assumed market prices could materially affect these estimates. The potential transition costs are comprised of: $7.5 billion from SCE's qualifying facility contracts, which are the direct result of legislative and regulatory mandates; and $5.6 billion to $6.3 billion from costs pertaining to certain generating plants and regulatory commitments consisting of costs incurred (whose recovery has been deferred by the CPUC) to provide service to customers. Such commitments include the recovery of income tax benefits previously flowed-through to customers, postretirement benefit transition costs, accelerated recovery of San Onofre (as discussed in Note 1 to the Consolidated Financial Statements) and Palo Verde, nuclear decommissioning and certain other costs.

On November 27, 1996, SCE filed an application with the CPUC to voluntarily divest, by auction, all of its oil- and gas-fueled generation assets. This application builds on SCE's March 1996 plan which outlined how SCE proposed to divest 50% of these assets. Under the new proposal, SCE would continue to operate and maintain the divested power plants for at least two years following their sale, as mandated by the recent restructuring legislation. In addition, SCE would offer workforce transition programs to those employees who may be impacted by divestiture-related job reductions. SCE's proposal is contingent on the overall electric industry restructuring implementation process continuing on a satisfactory path. CPUC approval of the oil- and gas-fueled generation divestiture was requested for late 1997.

In September 1996, the CPUC adopted a non-generation T&D PBR mechanism for SCE which began on January 1, 1997. According to the CPUC decision, beginning in 1998, the transmission portion is to be separated from non-generation PBR and subject to ratemaking under the rules of the FERC. The distribution-only PBR will extend through December 2001. Key elements of the non-generation PBR include: T&D rates indexed for inflation based on the Consumer Price Index less a productivity factor; elimination of the kilowatt-hour sales adjustment; adjustments for cost changes that are not within SCE's control; a cost of capital trigger mechanism based on changes in a bond index; standards for service reliability and safety; and a net revenue-sharing mechanism that determines how customers and shareholders will share gains and losses from T&D operations. In July 1996, SCE filed a PBR proposal for its hydroelectric plants and a proposed structure for performance-based local reliability contracts for certain fossil-fueled plants. If approved, the hydro PBR would be in effect for three years and the initial terms of the local reliability contracts, which are subject to FERC approval, would be in effect for up to three years, both beginning January 1, 1998. A final CPUC decision on hydro PBR is expected by year-end 1997.

In July 1996, SCE filed a proposal with the CPUC related to the conceptual aspects of separating the costs associated with generation, transmission, distribution, public benefit programs and the CTC. The filing was in response to CPUC and FERC directives which require electric services, such as T&D, to be functionally separate and available to all customers on a nondiscriminatory basis without cost-shifting among customers. On December 6, 1996, SCE filed a more comprehensive plan for the functional unbundling of SCE's rates for electric service, beginning on January 1, 1998. In response to CPUC and FERC orders, as well as the new restructuring legislation, this filing addressed the implementation-level detail for the functional unbundling of rates in separate charges for energy, transmission, distribution, the CTC, public benefit programs and nuclear decommissioning. The filing also included proposals for establishing new regulatory proceedings to replace current proceedings that will no longer be necessary during the rate freeze period.

Although depreciation-related differences could result from applying a regulatory prescribed depreciation method (straight-line, remaining-life method) rather than a method that would have been applied absent the regulatory process, SCE believes that the depreciable lives of its generation-related assets would not vary significantly from that of an unregulated enterprise, as the CPUC bases depreciable lives on periodic studies that reflect the physical useful lives of the assets. SCE also believes that any depreciation-related differences would be recovered through the CTC.

If events occur during the restructuring process that result in all or a portion of the CTC being improbable of recovery, SCE could have write-offs associated with these costs if they are not recovered through another regulatory mechanism. At this time, SCE cannot predict what other revisions will ultimately be made during the restructuring process in subsequent proceedings or implementation phases, or the effect, after the transition period, that competition will have on its results of operations or financial position.

Subsequent Event

If the CPUC's restructuring is implemented as outlined, SCE would be allowed to recover its CTC (subject to a lower return on equity) and believes it should be allowed to continue to apply accounting standards that recognize the economic effects of rate regulation for its generation-related assets during the 1998-2001 transition period. However, in response to a request by the staff of the Securities and Exchange Commission (SEC), in December 1996 SCE submitted its views on the continued applicability of regulatory accounting standards for its generation-related assets. In its submittal, SCE and its independent accountants jointly concluded that, based on their current analysis, SCE will continue to meet the criteria for applying these accounting standards through the 1998-2001 transition period. In its February 1997 response, the SEC staff expressed continuing concern with SCE's conclusion and indicated that they wanted to meet further with SCE and the other major California electric utilities to resolve this matter. SCE and its independent accountants continue to believe that SCE meets such criteria and plan to meet with the SEC staff to present additional and clarifying information seeking to convince the SEC staff of the merits of SCE's position. The authority to require SCE to discontinue applying regulatory accounting standards rests with the SEC. If SCE is required to discontinue the application of these accounting standards for its generation-related assets, it would have to write off generation-related regulatory assets, which at December 31, 1996 totaled approximately $600 million on an after-tax basis, primarily for the recovery of income tax benefits previously flowed-through to customers, the Palo Verde phase-in plan and unamortized loss on reacquired debt.

SCE believes that a proper application of regulatory accounting standards will result in it no longer meeting the criteria to apply these accounting standards to all of its non-hydroelectric generation-related assets after the end of the 1998-2001 transition period. If SCE continues the application of these accounting standards during the transition period, but during the transition period events occur that result in SCE no longer meeting the criteria for applying such standards, SCE may be required to write off the remaining balance of its recorded generation-related regulatory assets existing at that time.

If a non-cash write-off is required, SCE believes that it should not affect the stranded-cost recovery plans set forth in the CPUC's December 1995 restructuring decision and legislation enacted by the State of California in September 1996.

FERC Stranded Cost/Open Access Transmission Decision

In April 1996, the FERC issued its decision on stranded cost recovery and open access transmission, effective July 1996. The decision requires all electric utilities subject to the FERC's jurisdiction to file transmission tariffs which provide competitors with increased access to transmission facilities for wholesale transactions and also establishes information requirements for the transmission utility. The decision also provides utilities with the recovery of stranded costs, which are prior-service costs incurred under the current regulatory framework. In addition to providing recovery of stranded costs associated with existing wholesale customers, the FERC directed that it would have primary jurisdiction over the recovery of stranded costs associated with retail-turned-wholesale customers, such as the formation of a new municipal electric system. Retail stranded costs resulting from a state-authorized retail direct-access program are the responsibility of the states and the FERC would only address recovery of these costs if the state has no authority to do so. In compliance with the April 1996 FERC decision, SCE filed a revised open access tariff with the FERC in July 1996. The tariff became effective on an interim basis, subject to refund, as of its filing date. Several wholesale customers have filed protests with the FERC on the transmission rate levels, and a ruling from the FERC setting the rates to be decided at formal hearings is anticipated in early 1997.

Environmental Protection

Edison International is subject to numerous environmental laws and regulations, which require it to incur substantial costs to operate existing facilities, construct and operate new facilities, and mitigate or remove the effect of past operations on the environment.

As further discussed in Note 10 to the Consolidated Financial Statements, Edison International records its environmental liabilities when site assessments and/or remedial actions are probable and a range of reasonably likely cleanup costs can be estimated. Edison International reviews its sites and measures the liability quarterly, by assessing a range of reasonably likely costs for each identified site. Unless there is a probable amount, Edison International records the lower end of this range of costs.

Edison International's recorded estimated minimum liability to remediate its 56 identified sites (55 at SCE and 1 at EME) was $114 million at December 31, 1996. One of SCE's sites, a former pole-treating facility, is considered a federal Superfund site and represents 71% of Edison International's recorded liability. The ultimate costs to clean up Edison International's identified sites may vary from its recorded liability due to numerous uncertainties inherent in the estimation process. Edison International believes that, due to these uncertainties, it is reasonably possible that cleanup costs could exceed its recorded liability by up to $211 million. The upper limit of this range of costs was estimated using assumptions least favorable to Edison International among a range of reasonably possible outcomes.

The CPUC allows SCE to recover environmental-cleanup costs at 35 of its sites, representing $101 million of Edison International's recorded liability, through an incentive mechanism. Under this mechanism, SCE will recover 90% of cleanup costs through customer rates; shareholders fund the remaining 10%, with the opportunity to recover these costs from insurance carriers and other third parties. SCE has successfully settled insurance claims with a number of its carriers. Costs incurred at SCE's remaining 20 sites are expected to be recovered through customer rates. SCE has recorded a regulatory asset of $104 million for its estimated minimum environmental-cleanup costs expected to be recovered through customer rates.

Edison International's identified sites include several sites for which there is a lack of currently available information, including the nature and magnitude of contamination, and the extent, if any, that Edison International may be held responsible for contributing to any costs incurred for remediating these sites. Thus, no reasonable estimate of cleanup costs can now be made for these sites.

Edison International expects to clean up its identified sites over a period of up to 30 years. Remediation costs in each of the next several years are expected to range from $4 million to $8 million. Recorded costs for 1996 were $7 million.

Based on currently available information, Edison International believes it is unlikely that it will incur amounts in excess of the upper limit of the estimated range and, based upon the CPUC's regulatory treatment of environmental-cleanup costs, Edison International believes that costs ultimately recorded will not have a material adverse effect on its results of operations or financial position. There can be no assurance, however, that future developments, including additional information about existing sites or the identification of new sites, will not require material revisions to such estimates.

The 1990 federal Clean Air Act requires power producers to have emissions allowances to emit sulfur dioxide. Power companies receive emissions allowances from the federal government and may bank or sell excess allowances. SCE expects to have excess allowances under Phase II of the Clean Air Act (2000 and later). The act also calls for a study to determine if additional regulations are needed to reduce regional haze in the southwestern U.S. In addition, another study is in progress to determine the specific impact of air contaminant emissions from the Mohave Coal Generating Station on visibility in Grand Canyon National Park. The potential effect of these studies on sulfur dioxide emissions regulations for Mohave is unknown.

Edison International's projected capital expenditures to protect the environment are $900 million for the 1997-2001 period, mainly for aesthetics treatment, including undergrounding certain transmission and distribution lines.

The possibility that exposure to electric and magnetic fields (EMF) emanating from power lines, household appliances and other electric sources may result in adverse health effects is receiving increased attention. The scientific community has not yet reached a consensus on the nature of any health effects of EMF. However, the CPUC has issued a decision which provides for a rate-recoverable research and public education program conducted by California electric utilities, and authorizes these utilities to take no-cost or low-cost steps to reduce EMF in new electric facilities. SCE is unable to predict when or if the scientific community will be able to reach a consensus on any health effects of EMF, or the effect that such a consensus, if reached, could have on future electric operations.

Palo Verde Steam Tube Rupture

In 1993, a steam generator tube ruptured at Palo Verde Unit 2; additional cracking was found in other tubes. Arizona Public Service Company (APS), the operating agent for Palo Verde, has taken, and will continue to take, remedial actions that it believes have slowed the rate of steam generator tube degradation in all three units. APS believes that the steam generators in only one of the units will have to be replaced within five to ten years. Based on APS' 100% share estimate, SCE estimates its share of the costs to be between $22 million and $24 million, plus replacement power costs. SCE is evaluating APS' analyses, conducting its own review, and has not yet decided whether it supports replacement of the steam generators.

Workforce Reductions

During 1996, Edison International offered a voluntary retirement program to certain eligible employees. Approximately 3,000 employees (2,200 non-represented and 800 represented employees) accepted the terms of this program. After allowance for the effects of pension settlement gains at SCE, Edison International's net expense for this program was $7 million.

Proposed New Accounting Standard

During 1996, the Financial Accounting Standards Board issued an exposure draft that would establish accounting standards for the recognition and measurement of closure and removal obligations. The exposure draft would require the estimated present value of an obligation to be recorded as a liability, along with a corresponding increase in the plant or regulatory asset accounts when the obligation is incurred. If the exposure draft is approved in its present form, it would affect SCE's accounting practices for the decommissioning of its nuclear power plants, obligations for coal mine reclamation costs and any other activities related to the closure or removal of long-lived assets. SCE does not expect that the accounting changes proposed in the exposure draft would have an adverse effect on its results of operations even after deregulation due to its current and expected future ability to recover these costs through customer rates.
The nonutility subsidiaries are currently reviewing what impact the exposure draft may have on their results of operations and financial position.

The management of Edison International is responsible for the integrity and objectivity of the accompanying financial statements. The statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and are based, in part, on management estimates and judgment.

Edison International and its subsidiaries maintain systems of internal control to provide reasonable, but not absolute, assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and the accounting records may be relied upon for the preparation of the financial statements. There are limits inherent in all systems of internal control, the design of which involves management's judgment and the recognition that the costs of such systems should not exceed the benefits to be derived. Edison International believes its systems of internal control achieve this appropriate balance. These systems are augmented by internal audit programs through which the adequacy and effectiveness of internal controls and policies and procedures are monitored, evaluated and reported to management. Actions are taken to correct deficiencies as they are identified.

Edison International's independent public accountants, Arthur Andersen LLP, are engaged to audit the financial statements in accordance with generally accepted auditing standards and to express an informed opinion on the fairness, in all material respects, of Edison International's reported results of operations, cash flows and financial position.

As a further measure to assure the ongoing objectivity of financial information, the audit committee of the board of directors, which is composed of outside directors, meets periodically, both jointly and separately, with management, the independent public accountants and internal auditors, who have unrestricted access to the committee. The committee recommends annually to the board of directors the appointment of a firm of independent public accountants to conduct audits of its financial statements; considers the independence of such firm and the overall adequacy of the audit scope and Edison International's systems of internal control; reviews financial reporting issues; and is advised of management's actions regarding financial reporting and internal control matters.

Edison International and its subsidiaries maintain high standards in selecting, training and developing personnel to assure that their operations are conducted in conformity with applicable laws and are committed to maintaining the highest standards of personal and corporate conduct. Management maintains programs to encourage and assess compliance with these standards.




Richard K. Bushey                                 John E. Bryson
Vice President and Controller                     Chairman of the Board and
                                                  Chief Executive Officer

January 31, 1997

To the Shareholders and the Board of Directors, Edison International:

We have audited the accompanying consolidated balance sheets of Edison International (a California corporation) and its subsidiaries as of December 31, 1996, and 1995, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Edison International's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edison International and its subsidiaries as of December 31, 1996, and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




Arthur Andersen LLP
Los Angeles, California


January 31, 1997 (except with respect to the "Subsequent Event" discussed under "Electric Utility Industry Restructuring" in Note 2, as to which the date is February 21, 1997).

Consolidated Statements of Income

In millions, except per-share amounts     Year ended December 31,     1996            1995            1994
-------------------------------------     -----------------------     ----            ----            ----
Electric utility revenue                                             $7,583          $7,873          $7,799
Diversified operations                                                  962             532             546
                                                                     ------          ------          ------
Total operating revenue                                               8,545           8,405           8,345
                                                                     ------          ------          ------
Fuel                                                                    768             694             896
Purchased power                                                       2,706           2,582           2,563
Provisions for regulatory adjustment clauses-net                       (226)            230              55
Other operating expenses                                              1,555           1,411           1,563
Maintenance                                                             331             359             332
Depreciation and decommissioning                                      1,173           1,014             945
Income taxes                                                            563             528             481
Property and other taxes                                                197             210             211
                                                                     ------          ------          ------
Total operating expenses                                              7,067           7,028           7,046
                                                                     ------          ------          ------
Operating income                                                      1,478           1,377           1,299
                                                                     ------          ------          ------
Provision for rate phase-in plan                                        (84)           (122)           (137)
Allowance for equity funds used during construction                      16              19              14
Interest income                                                          63              65              41
Minority interest                                                       (70)            (48)            (46)
Other nonoperating income-net                                           (13)             41              97
                                                                     ------          ------          ------
Total other income (deductions)-net                                     (88)            (45)            (31)
                                                                     ------          ------          ------
Income before interest and other expenses                             1,390           1,332           1,268
                                                                     ------          ------          ------
Interest on long-term debt                                              604             539             527
Other interest expense                                                   90              81              79
Allowance for borrowed funds used during construction                   (10)            (14)            (14)
Capitalized interest                                                    (58)            (60)            (46)
Dividends on subsidiary preferred securities                             47              47              41
                                                                     ------          ------          ------
Total interest and other expenses-net                                   673             593             587
                                                                     ------          ------          ------
Net income                                                           $  717          $  739          $  681
                                                                     ======          ======          ======
Weighted-average shares of common stock outstanding                     437             446             448
Earnings per share                                                   $ 1.64          $ 1.66          $ 1.52




Consolidated Statements of Retained Earnings

In millions, except per-share amounts     Year ended December 31,     1996            1995            1994
-------------------------------------     -----------------------     ----            ----            ----
Balance at beginning of year                                         $3,700          $3,452          $3,266
Net income                                                              717             739             681
Dividends declared on common stock                                     (435)           (446)           (495)
Stock repurchase and retirement                                        (229)            (45)             --
                                                                     ------          ------          ------
Balance at end of year                                               $3,753          $3,700          $3,452
                                                                     ======          ======          ======
Dividends declared per common share                                   $1.00           $1.00          $1.105

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

In millions                                                       December 31,      1996          1995
-----------                                                       ------------      ----          ----
Assets
Utility plant, at original cost                                                    $20,400      $19,850
Less - accumulated provision for depreciation and decommissioning                    9,431        8,569
                                                                                   -------      -------
                                                                                    10,969       11,281
Construction work in progress                                                          557          728
Nuclear fuel, at amortized cost                                                        177          139
                                                                                   -------      -------
Total utility plant                                                                 11,703       12,148
                                                                                   -------      -------
Nonutility property - less accumulated provision for depreciation
  of $203 and $134 at respective dates                                               3,570        3,141
Nuclear decommissioning trusts                                                       1,486        1,260
Investments in partnerships and unconsolidated subsidiaries                          1,372        1,190
Investments in leveraged leases                                                        584          574
Other investments                                                                      104           66
                                                                                   -------      -------
Total other property and investments                                                 7,116        6,231
                                                                                   -------      -------
Cash and equivalents                                                                   897          507
Receivables, including unbilled revenue, less allowances of $26
   and $24 for uncollectible accounts at respective dates                            1,095        1,055
Fuel inventory                                                                          72          115
Materials and supplies, at average cost                                                154          151
Accumulated deferred income taxes-net                                                  240          477
Prepayments and other current assets                                                   114          126
                                                                                   -------      -------
Total current assets                                                                 2,572        2,431
                                                                                   -------      -------
Unamortized debt issuance and reacquisition expense                                    347          350
Rate phase-in plan                                                                      51          130
Unamortized nuclear plant - net                                                          -           67
Income tax-related deferred charges                                                  1,741        1,724
Other deferred charges                                                               1,029          865
                                                                                   -------      -------
Total deferred charges                                                               3,168        3,136
                                                                                   -------      -------
Total assets                                                                       $24,559      $23,946
                                                                                   =======      =======








The accompanying notes are an integral part of these financial statements.

In millions, except share amounts                              December 31,           1996             1995
---------------------------------                              ------------           ----        ----
Capitalization and Liabilities
Common shareholders' equity:
Common stock (424,524,178 and 443,607,674 shares
  outstanding at respective dates)                                                  $ 2,547    $ 2,660
Cumulative translation adjustments-net                                                   64         15
Unrealized gain in equity investments-net                                                33         18
Retained earnings                                                                     3,753      3,700
                                                                                    -------    -------
                                                                                      6,397      6,393
Preferred  securities of subsidiaries:
Not subject to mandatory redemption                                                     284        284
Subject to mandatory redemption                                                         425        425
Long-term debt                                                                        7,475      7,195
                                                                                    -------    -------
Total capitalization                                                                 14,581     14,297
                                                                                    -------    -------
Other long-term liabilities                                                             424        344
                                                                                    -------    -------
Current portion of long-term debt                                                       592         40
Short-term debt                                                                         397        710
Accounts payable                                                                        438        420
Accrued taxes                                                                           530        557
Accrued interest                                                                        131        101
Dividends payable                                                                       109        113
Regulatory balancing accounts - net                                                     182        338
Deferred unbilled revenue and other current liabilities                               1,059        973
                                                                                    -------    -------
Total current liabilities                                                             3,438      3,252
                                                                                    -------    -------
Accumulated deferred income taxes-net                                                 4,283      4,352
Accumulated deferred investment tax credits                                             372        405
Customer advances and other deferred credits                                            754        666
                                                                                    -------    -------
Total deferred credits                                                                5,409      5,423
                                                                                    -------    -------
Minority interest                                                                       707        630
                                                                                    -------    -------
Commitments and contingencies (Notes 2, 8, 9 and 10)
Total capitalization and liabilities                                                $24,559    $23,946
                                                                                    =======    =======















The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

In millions                       Year ended December 31,             1996            1995            1994
-----------                       -----------------------             ----            ----            ----
Cash flows from operating activities:
Net income                                                          $   717         $   739         $   681
Adjustments for non-cash items:
    Depreciation and decommissioning                                  1,173           1,014             945
    Amortization                                                         96              73             134
    Rate phase-in plan                                                   79             111             123
    Deferred income taxes and investment tax credits                     91            (166)             22
    Equity in income from partnerships and unconsolidated
      subsidiaries                                                     (158)           (115)           (130)
    Other long-term liabilities                                          80              33              44
    Other-net                                                           (94)             --             (79)
Changes in working capital:
    Receivables                                                          68             (27)            (98)
    Regulatory balancing accounts                                      (156)            282              (2)
    Fuel inventory, materials and supplies                               39             (19)            (21)
    Prepayments and other current assets                                 13             (17)             14
    Accrued interest and taxes                                            3              19             121
    Accounts payable and other current liabilities                       70              13              97
Distributions from partnerships and unconsolidated subsidiaries         176             178             205
                                                                    -------         -------         -------
Net cash provided by operating activities                             2,197           2,118           2,056
                                                                    -------         -------         -------
Cash flows from financing activities:
Long-term debt issued                                                 1,365           1,496             314
Long-term debt repayments                                            (1,315)           (960)           (507)
Preferred securities issued                                             414              63              88
Preferred securities redemptions                                         --             (75)             --
Common stock repurchases                                               (344)            (70)             --
Short-term debt financing-net                                          (312)            (46)            141
Dividends paid                                                         (440)           (447)           (549)
Other-net                                                                45              31             (31)
                                                                     ------          ------          ------
Net cash used by financing activities                                  (587)             (8)           (544)

Cash flows from investing activities:
Additions to property and plant                                        (744)           (969)         (1,137)
Purchase of nonutility power stations                                    --          (1,015)             --
Funding of nuclear decommissioning trusts                              (148)           (151)           (130)
Investments in partnerships and unconsolidated subsidiaries            (333)            (45)           (201)
Unrealized gain in equity investments-net                                15               8              10
Other-net                                                               (10)             35              59
                                                                    -------         -------         -------
Net cash used by investing activities                                (1,220)         (2,137)         (1,399)
                                                                    -------         -------         -------
Net increase (decrease) in cash and equivalents                         390             (27)            113
Cash and equivalents, beginning of year                                 507             534             421
                                                                    -------         -------         -------
Cash and equivalents, end of year                                   $   897         $   507         $   534
                                                                    =======         =======         =======
Cash payments for interest and taxes:
Interest                                                            $   486         $   463         $   470
Taxes                                                                   447             642             320

Non-cash investing and financing activities:
Obligation to fund investments in partnerships and unconsolidated
    subsidiaries                                                        237             466              29
Additions to property and plant funded by the minority owner of
    consoldiated subsidiaries                                            33              77              95
Goodwill related to purchase of nonutility power stations                --             312              --

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant
        Accounting Policies

The consolidated financial statements include Edison International and its wholly owned subsidiaries: Southern California Edison Company (SCE), a rate-regulated electric utility which produces and supplies electric energy for its 4.2 million customers in Central and Southern California; Edison Mission Energy (EME), a market leader in the development, ownership and operation of independent power facilities; Edison Capital, a leading provider of capital and financial services; Edison Source, a provider of integrated energy solutions; Edison EV, a provider of charging products and services for electric vehicles; and Edison Select, a consumer product and services company. The latter three subsidiaries were formed in 1996. EME and Edison Capital have domestic and international projects, primarily in Europe. Edison International's subsidiaries use the equity method to account for significant investments in partnerships and subsidiaries in which they own 50% or less. In 1994, EME began reporting its share in the Loy Yang B project under the full consolidation method (with minority interest), previously reported under the proportional consolidation method. Intercompany transactions have been eliminated, except EME's profits from energy sales to SCE, which are allowed in utility rates.

SCE's accounting policies conform with generally accepted accounting principles (GAAP), including the accounting principles for rate-regulated enterprises which reflect the rate-making policies of the California Public Utilities Commission (CPUC) and the Federal Energy Regulatory Commission (FERC).

SCE currently operates in a highly regulated environment in which it has an obligation to provide electric service to customers in return for an exclusive franchise within its service territory. This regulatory environment is changing, as further discussed in Note 2 to the Consolidated Financial Statements. EME operates predominantly in one industry segment: independent, electric power generation. EME's projects generally sell power to a limited number of electric utilities pursuant to long-term (15 to 30 years) contracts. EME's plants are located in different geographic areas in order to mitigate the effects of regional markets, economic down-turns or unusual weather conditions.

Financial statements prepared in compliance with GAAP require management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosure of contingencies. Actual results could differ from those estimates. Certain significant estimates related to electric utility industry restructuring, decommissioning and contingencies, are further discussed in Notes 2, 9 and 10, respectively.

Certain prior-year amounts were reclassified to conform to the December 31, 1996, financial statement presentation.

Debt Issuance and Reacquisition Expense

Debt premium, discount and issuance expenses are amortized over the life of each issue. Under CPUC rate-making procedures, debt reacquisition expenses are amortized over the remaining life of the reacquired debt or, if refinanced, the life of the new debt.

Financial Instruments

Edison International enters into interest rate swap and cap agreements to manage its interest rate exposure. Interest rate differentials and premiums for interest rate caps to be paid or received are recorded as adjustments to interest expense. EME enters into electricity rate swap agreements to manage its exposure to market (pool) price volatility. Related price differentials to be paid or received are recorded as adjustments to diversified revenue.

Fuel Inventory

Fuel inventory is valued under the last-in, first-out method for fuel oil and natural gas, and under the first-in, first-out method for coal.

Investment

Cash equivalents include tax-exempt investments ($376 million at December 31, 1996, and $313 million at December 31, 1995), and time deposits and other investments ($320 million at December 31, 1996, and $134 million at December 31, 1995) with maturities of three months or less.

Net unrealized gains (losses) in equity investments are recorded as a separate component of shareholders' equity under "Unrealized gain (loss) in equity investments-net." Unrealized gains and losses on decommissioning trust funds are recorded in the accumulated provision for decommissioning.

All investments are classified as available-for-sale.

Nuclear

The CPUC authorized rate phase-in plans to defer the collection of $200 million in revenue for each unit at the Palo Verde Nuclear Generating Station during the first four years of operation and recover the deferred revenue (including interest) evenly over the following six years. The phase-in plans ended in February 1996 and September 1996 for Units 1 and 2, respectively. The plan ends in January 1998 for Unit 3.

Decommissioning costs are accrued and recovered in rates over the term of each nuclear facility's operating license through charges to decommissioning expense (see Note 9).

Under the Energy Policy Act of 1992, SCE is liable for its share of the estimated costs to decommission three federal nuclear enrichment facilities (based on purchases). These costs, which will be paid over 15 years, are recorded as a fuel cost and recovered through customer rates.

In August 1992, the CPUC approved a settlement agreement between SCE and the CPUC's Office (formerly Division) of Ratepayer Advocates (ORA) to discontinue operation of San Onofre Nuclear Generating Station Unit 1 at the end of its then-current fuel cycle because operation of the unit was no longer cost-effective. In November 1992, SCE discontinued operation of Unit 1. As part of the agreement, SCE recovered its remaining investment over a four-year period ending August 1996, earning an 8.98% rate of return on rate base.

In October 1994, the CPUC authorized accelerated recovery of SCE's nuclear plant investments by $75 million per year, with a corresponding deceleration in recovery of its transmission and distribution assets through revised depreciation estimates over their remaining useful lives.

In April 1996, the CPUC authorized, and SCE began accelerating, the recovery of its remaining investment of $2.6 billion in San Onofre Units
2 and 3. The accelerated recovery will continue through December 2001 (the original end date of 2003 was changed by legislation enacted in September 1996), earning a 7.35% fixed rate of return (compared to the current 9.49%). Future operating costs, including nuclear fuel and nuclear fuel financing costs and incremental capital expenditures at San Onofre Units 2 and 3, are subject to an incentive pricing plan whereby SCE receives about 4 cents per kilowatt-hour through 2003. Any differences between these costs and the incentive price will flow through to the shareholders. Beginning in 2004, SCE will be required to share equally with ratepayers the benefits received from operation of the units.

Prior to January 1, 1997, the cost of nuclear fuel for Palo Verde, including disposal, was amortized to fuel expense on the basis of generation. Under CPUC rate-making procedures in effect for Palo Verde prior to January 1, 1997, nuclear-fuel financing costs were capitalized until the fuel was placed into production.

Property and Plant

Utility plant additions, including replacements and betterments, are capitalized. Such costs include direct material and labor, construction overhead and an allowance for funds used during construction (AFUDC). AFUDC represents the estimated cost of debt and equity funds that finance utility plant construction. AFUDC is capitalized during plant construction and reported in current earnings. AFUDC is recovered in rates through depreciation expense over the useful life of the related asset.

Depreciation of utility plant is computed on a straight-line, remaining-
life basis.   Replaced or retired property and removal costs less salvage are charged to the accumulated provision for depreciation. Depreciation expense stated as a percent of average original cost of depreciable utility plant was 4.2% for 1996, and 3.6% for both 1995 and 1994.

Nonutility property is capitalized at cost, including interest incurred on borrowed funds that finance construction. Depreciation of nonutility properties is primarily computed on a straight-line basis over their estimated useful lives. Depreciation expense stated as a percent of average original cost of depreciable nonutility property was, on a composite basis, 3.9% for 1996, 3.8% for 1995 and 5.2% for 1994.

Regulatory Balancing Accounts

The differences between CPUC-authorized and actual base-rate revenue from kilowatt-hour sales and CPUC-authorized and actual energy costs are accumulated in balancing accounts until they are refunded to, or recovered from, utility customers through authorized rate adjustments (with interest). Income tax effects on balancing account changes are deferred.

Research, Development and Demonstration (RD&D)

SCE capitalizes RD&D costs that are expected to result in plant construction. If construction does not occur, these costs are charged to expense. RD&D expenses are recorded in a balancing account and, at the end of the rate-case cycle, any authorized but unspent RD&D funds are refunded to customers. RD&D expenses were $21 million in 1996, $28 million in 1995 and $63 million in 1994.

Revenue

Electric utility revenue includes amounts for services rendered but unbilled at the end of each year.

Stock-Based Compensation

Edison International measures compensation expense relative to stock-based compensation by the intrinsic-value method.

Note 2.  Regulatory Matters

Electric Utility Industry Restructuring

On September 23, 1996, the State of California enacted legislation to provide a transition to a competitive market structure. The legislation substantially adopts the CPUC's December 1995 restructuring decision (discussed below) by addressing stranded-cost recovery for utilities, providing a certain cost recovery time period for the transition costs associated with utility-owned generation-related assets. Transition costs related to power-purchase contracts would be recovered through the terms of their contracts while most of the remaining transition costs would be recovered through 2001. The legislation also includes provisions to finance a portion of the stranded costs that residential and small commercial customers would have paid between 1998 and 2001, thereby allowing SCE to give a rate reduction of at least 10% to these customers, beginning January 1, 1998. The financing would occur with securities issued by the California Infrastructure and Economic Development Bank, or an entity approved by the Bank. The legislation includes a rate freeze for all other customers, including large commercial and industrial customers, as well as provisions for continued funding for energy conservation, low-income programs and renewable resources. Despite the rate freeze, SCE expects to be able to recover its revenue requirement based on cost-of-service regulation during the 1998-2001 transition period. In addition, the legislation mandates the implementation of a non-bypassable competition transition charge (CTC) that provides utilities the opportunity to recover costs made uneconomic by electric utility restructuring. Finally, the legislation contains provisions for the recovery (through 2006) of reasonable employee-related transition costs incurred and projected for retraining, severance, early retirement, outplacement and related expenses for utility workers. In light of the legislation, the CPUC is reassessing the need to prepare an environmental impact report.

In December 1995, the CPUC issued its decision on restructuring California's electric utility industry. The transition to a new market structure, which is expected to provide competition and customer choice, would begin January 1, 1998, with all consumers participating by 2003 (changed to 2002 by the recently enacted legislation). Key elements of the CPUC decision include:

o Creation of an independent power exchange (PX) to manage electric supply and demand. California's investor-owned utilities would be required to purchase from and sell to the exchange all of their power during the transition period, while other generators could voluntarily participate.

o Creation of an independent system operator (ISO) to have operational control of the utilities' transmission facilities and, therefore, control the scheduling and dispatch of all electricity on the state's power grid.

o Availability of customer choice through time-of-use rates, direct customer access to generation providers with transmission arrangements through the system operator, and customer-arranged "contracts for differences" to manage price fluctuations from the PX.

o Recovery of costs to transition to a competitive market (utility investments, obligations incurred to serve customers under the existing framework and reasonable employee-related costs) through a non-bypassable charge, applied to all customers, called the CTC.

o CPUC-established incentives to encourage voluntary divestiture (through spin-off or sale to an unaffiliated entity) of at least 50% of utilities' gas-fueled generation to address market power issues.

o Performance-based ratemaking (PBR) for those utility services not subject to competition.

In April 1996, SCE, Pacific Gas & Electric Company and San Diego Gas & Electric Company filed a proposal with the FERC regarding the creation of the PX and the ISO. On November 26, 1996, the FERC conditionally accepted the proposal and directed the three utilities to file more specific information by March 31, 1997. In July 1996, the three utilities jointly filed an application with the CPUC requesting approval to establish a restructuring trust which would obtain loans up to $250 million for the development of the ISO and PX through January 1, 1998. The loans would be backed by utility guarantees; SCE's share would be 45%. Once the ISO and PX are formed, they will repay the trust's loans and recover funds from future ISO and PX customers. In August 1996, the CPUC issued an interim order establishing the restructuring trust and the funding level of $250 million which will be used to build the hardware and software systems for the ISO and PX.

Recovery of costs to transition to a competitive market would be implemented through a non-bypassable CTC. This charge would apply to all customers who were using or began using utility services on or after the December 20, 1995, decision date. In August 1996, in compliance with the CPUC's restructuring decision, SCE filed its application to estimate its 1998 transition costs. In October 1996, SCE amended its transition cost filing to reflect the effects of the legislation enacted in September 1996. Under the rate freeze codified in the legislation, the CTC will be determined residually (i.e., after subtracting other cost components for the PX, transmission and distribution (T&D), nuclear decommissioning and public benefit programs). Nevertheless, the CPUC directed that the amended application provide estimates of SCE's potential transition costs from 1998 through 2030. SCE provided two estimates between approximately $13.1 billion (1998 net present value), assuming the fossil plants have a market value equal to their net book value, and $13.8 billion (1998 net present value), assuming the fossil plants have no market value. These estimates are based on incurred costs, and forecasts of future costs and assumed market prices. However, changes in the assumed market prices could materially affect these estimates. The potential transition costs are comprised of: $7.5 billion from SCE's qualifying facility contracts, which are the direct result of legislative and regulatory mandates; and $5.6 billion to $6.3 billion from costs pertaining to certain generating plants and regulatory commitments consisting of costs incurred (whose recovery has been deferred by the CPUC) to provide service to customers. Such commitments include the recovery of income tax benefits previously flowed-through to customers, postretirement benefit transition costs, accelerated recovery of San Onofre (as discussed in Note 1) and Palo Verde, nuclear decommissioning and certain other costs.

On November 27, 1996, SCE filed an application with the CPUC to voluntarily divest, by auction, all of its oil- and gas-fueled generation assets. This application builds on SCE's March 1996 plan which outlined how SCE proposed to divest 50% of these assets. Under the new proposal, SCE would continue to operate and maintain the divested power plants for at least two years following their sale, as mandated by the recent restructuring legislation. In addition, SCE would offer workforce transition programs to those employees who may be impacted by divestiture-related job reductions. SCE's proposal is contingent on the overall electric industry restructuring implementation process continuing on a satisfactory path. CPUC approval of the oil-and gas-fueled generation divestiture was requested for late 1997.

In September 1996, the CPUC adopted a non-generation T&D PBR mechanism for SCE which began on January 1, 1997. According to the CPUC decision, beginning in 1998, the transmission portion is to be separated from non-generation PBR and subject to ratemaking under the rules of the FERC. The distribution-only PBR will extend through December 2001. Key elements of the non-generation PBR include: T&D rates indexed for inflation based on the Consumer Price Index less a productivity factor; elimination of the kilowatt-hour sales adjustment; adjustments for cost changes that are not within SCE's control; a cost of capital trigger mechanism based on changes in a bond index; standards for service reliability and safety; and a net revenue-sharing mechanism that determines how customers and shareholders will share gains and losses from T&D operations. In July 1996, SCE filed a PBR proposal for its hydroelectric plants and a proposed structure for performance-based local reliability contracts for certain fossil-fueled plants. If approved, the hydro PBR would be in effect for three years and the initial terms of the local reliability contacts, which are subject to FERC approval, would be in effect for up to three years, both beginning January 1, 1998. A final CPUC decision on hydro PBR is expected by year-end 1997.

In July 1996, SCE filed a proposal with the CPUC related to the conceptual aspects of separating the costs associated with generation, transmission, distribution, public benefit programs and the CTC. The filing was in response to CPUC and FERC directives which require electric services, such as T&D, to be functionally separate and available to all customers on a nondiscriminatory basis without cost-shifting among customers. On December 6, 1996, SCE filed a more comprehensive plan for the functional unbundling of SCE's rates for electric service, beginning on January 1, 1998. In response to CPUC and FERC orders, as well as the new restructuring legislation, this filing addressed the implementation-level detail for the functional unbundling of rates in separate charges for energy, transmission, distribution, the CTC, public benefit programs and nuclear decommissioning. The filing also included proposals for establishing new regulatory proceedings to replace current proceedings that will no longer be necessary during the rate freeze period.

Although depreciation-related differences could result from applying a regulatory prescribed depreciation method (straight-line, remaining-life method) rather than a method that would have been applied absent the regulatory process, SCE believes that the depreciable lives of its generation-related assets would not vary significantly from that of an unregulated enterprise, as the CPUC bases depreciable lives on periodic studies that reflect the physical useful lives of the assets. SCE also believes that any depreciation-related differences would be recovered through the CTC.

If events occur during the restructuring process that result in all or a portion of the CTC being improbable of recovery, SCE could have write-offs associated with these costs if they are not recovered through another regulatory mechanism. At this time, SCE cannot predict what other revisions will ultimately be made during the restructuring process in subsequent proceedings or implementation phases, or the effect, after the transition period, that competition will have on its results of operations or financial position.

Subsequent Event

If the CPUC's restructuring is implemented as outlined, SCE would be allowed to recover its CTC (subject to a lower return on equity) and believes it should be allowed to continue to apply accounting standards that recognize the economic effects of rate regulation for its generation-related assets during the 1998-2001 transition period. However, in response to a request by the staff of the Securities and Exchange Commission (SEC), in December 1996 SCE submitted its views on the continued applicability of regulatory accounting standards for its generation-related assets. In its submittal, SCE and its independent accountants jointly concluded that, based on their current analysis, SCE will continue to meet the criteria for applying these accounting standards through the 1998-2001 transition period. In its February 1997 response, the SEC staff expressed continuing concern with SCE's conclusion and indicated that they wanted to meet further with SCE and the other major California electric utilities to resolve this matter. SCE and its independent accountants continue to believe that SCE meets such criteria and plan to meet with the SEC staff to present additional and clarifying information seeking to convince the SEC staff of the merits of SCE's position. The authority to require SCE to discontinue applying regulatory accounting standards rests with the SEC. If SCE is required to discontinue the application of these accounting standards for its generation-related assets, it would have to write-off generation-related regulatory assets, which at December 31, 1996 totaled approximately $600 million on an after-tax basis, primarily for the recovery of income tax benefits previously flowed-through to customers, the Palo Verde phase-in plan and unamortized loss on reacquired debt.

SCE believes that a proper application of regulatory accounting standards will result in it no longer meeting the criteria to apply these accounting standards to all of its non-hydroelectric generation-related assets after the end of the 1998-2001 transition period. If SCE continues the application of these accounting standards during the transition period, but during the transition period events occur that result in SCE no longer meeting the criteria for applying such standards, SCE may be required to write-off the remaining balance of its recorded generation-related regulatory assets existing at that time.

If a non-cash write-off is required, SCE believes that it should not affect the stranded-cost recovery plans set forth in the CPUC's December 1995 restructuring decision and legislation enacted by the State of California in September 1996.

FERC Stranded Cost/Open Access Transmission Decision

In April 1996, the FERC issued its decision on stranded cost recovery and open access transmission, effective July 1996. The decision requires all electric utilities subject to the FERC's jurisdiction to file transmission tariffs which provide competitors with increased access to transmission facilities for wholesale transactions and also establishes information requirements for the transmission utility. The decision also provides utilities with the recovery of stranded costs, which are prior-service costs incurred under the current regulatory framework. In addition to providing recovery of stranded costs associated with existing wholesale customers, the FERC directed that it would have primary jurisdiction over the recovery of stranded costs associated with retail-turned-wholesale customers, such as the formation of a new municipal electric system. Retail stranded costs resulting from a state-authorized retail direct-access program are the responsibility of the states and the FERC would only address recovery of these costs if the state has no authority to do so. In compliance with the April 1996 FERC decision, SCE filed a revised open access tariff with the FERC in July 1996. The tariff became effective on an interim basis, subject to refund, as of its filing date. Several wholesale customers have filed protests with the FERC on the transmission rate levels, and a ruling from the FERC setting the rates to be decided at formal hearings is anticipated in early 1997.

Mohave Generating Station

A 1994 CPUC decision stated that SCE was liable for expenditures related to a 1985 accident at the Mohave Generating Station. In July 1996, the CPUC approved a settlement agreement between SCE and the ORA which resulted in a $39 million (including interest) refund to SCE's customers. The refund, which had been previously reserved, was completed by year-end 1996.

Canadian Gas Contracts

In May 1994, SCE filed its testimony in the non-Qualifying Facilities phase of the 1994 Energy Cost Adjustment Clause proceeding. In May 1995, the ORA filed its report on the reasonableness of SCE's gas supply costs for both the 1993 and 1994 record periods. The report recommends a disallowance of $13.3 million for excessive costs incurred from November 1993 through March 1994 associated with SCE's Canadian gas purchase and supply contracts. The report requests that the CPUC defer finding SCE's Canadian supply and transportation agreements reasonable for the duration of their terms and that the costs under these contracts be reviewed on a yearly basis. In October 1996, the ORA issued its report for the 1995 record period recommending a $37.6 million disallowance for excessive costs incurred from April 1994 through March 1995. Both proposed disallowances have been consolidated into one proceeding. SCE and the ORA have filed several rounds of testimony on this issue. Hearings began in January 1997 and are expected to conclude in February 1997. A decision is expected in late 1997.

Palo Verde Rate-making Mechanism

On December 23, 1996, the CPUC issued a final decision on SCE's proposal for a new rate mechanism for its 15.8% share of the three units at Palo Verde. The decision adopts the Palo Verde All-Party Settlement filed with the CPUC on November 15, 1996. The settlement was based on a Memorandum of Understanding signed by all of the active parties to the Palo Verde proceeding. Under the settlement, SCE has the opportunity to recover its remaining investment (approximately $1.2 billion) in Palo Verde beginning January 1, 1997, and ending December 31, 2001, earning a reduced rate of return on rate base of 7.35% instead of the current 9.49%. Also, SCE will utilize a balancing account to pass through Palo Verde's incremental operating costs (considered reasonable as long as they do not exceed 30% of a baseline forecast and the site's gross annual capacity factor does not go below 55%) to ratepayers. Beginning January 1, 1998, this balancing account will become part of the CTC mechanism. If SCE's actual costs are less than the forecast, the difference will benefit ratepayers as a credit to the CTC mechanism. The existing nuclear unit incentive procedure will continue only for purposes of calculating a reward for performance of any unit above an 80% capacity factor for a fuel cycle. After 2001, SCE's ratepayers will receive 50% of the benefits derived from the operation of Palo Verde.

Note 3.  Financial Instruments

Long-Term Debt

California law prohibits SCE from incurring or guaranteeing debt for its nonutility affiliates.

Almost all SCE properties are subject to a trust indenture lien.

SCE has pledged first and refunding mortgage bonds as security for borrowed funds obtained from pollution-control bonds issued by government agencies. SCE uses these proceeds to finance construction of pollution-
control facilities.   Bondholders have limited discretion in redeeming
certain pollution-control bonds, and SCE has arranged with securities dealers to remarket or purchase them if necessary.

Long-term debt maturities and sinking-fund requirements for the next five years are: 1997-$573 million; 1998-$560 million; 1999-$459 million;
2000-$405 million; and 2001-$500 million.

     Long-term debt consisted of:


In millions                             December 31,       1996    1995
------------                          ----------------    ------   -----
First and refunding mortgage bonds:
  1997-2000 (5.45% to 7.5%)                               $1,025   $1,025
  2001-2005 (5.625% to 6.25%)                                450      450
  2017-2026 (6.9% to 8.875%)                               1,250    1,637
Pollution-control bonds:
  1999-2027 (5.4% to 7.2% and variable)                    1,204    1,205
Funds held by trustees                                        (2)      (2)
Debentures and notes:
  1997-2026 (5% to 20% and variable)                       3,891    2,717
Subordinated debentures:
  2044 (8.375%)                                              100      100
Commercial paper for nuclear fuel                            112       70
Capital lease obligation                                      91       97
Current portion of capital lease obligation                  (19)     (15)
Long-term debt due within one year                          (573)     (25)
Unamortized debt discount-net                                (54)     (64)
                                                          ------   ------
Total                                                     $7,475   $7,195
                                                         =======   ======
Short-Term Debt
Short-term debt consisted of:

In millions                             December 31,       1996     1995
------------                          ----------------    ------   ------

Commercial paper                                          $  470   $  508
Other short-term debt                                        167      350
Amount reclassified as long-term                            (237)    (145)
Unamortized discount                                          (3)      (3)
                                                          ------   ------
Total                                                     $  397   $  710
                                                          ======   ======
Weighted-average interest rate                               5.6%     5.9%

At December 31, 1996, Edison International and its subsidiaries had $1.8 billion of borrowing capacity available under lines of credit totaling $2.1 billion. SCE had available lines of credit of $1.1 billion, with $600 million for short-term debt and $500 million for the long-term refinancing of its variable-rate pollution-control bonds. The nonutility subsidiaries had lines of credit of $700 million, with $575 million of borrowing capacity available to finance general cash requirements. The holding company has lines of credit totaling $350 million. At December 31, 1996, $165 million was used in support of EME's 1995 acquisition of First Hydro and Edison International's ongoing share repurchase program. Edison International's unsecured revolving lines of credit are at negotiated or bank index rates with various expiration dates; the majority have five-year terms.

Other Financial Instruments

Edison International's risk management policy allows the use of derivative financial instruments to manage financial exposure on its investments, fluctuations in interest rates, foreign exchange rates and energy prices, but prohibits the use of these instruments for speculative or trading purposes.

Projects in the United Kingdom (U.K.) sell their energy and capacity through a centralized electricity pool which establishes a half-hourly clearing price. The half-hourly price is extremely volatile, and can vary by a factor of ten or more over the course of a few hours due to large differentials in demand according to the time of day. First Hydro attempts to mitigate the market risk of the pool by entering into electricity rate swap agreements, related to either the selling or purchase price of power, whereby payments are made when pool selling prices rise above the price specified in the contract. These contracts attempt to stabilize production revenue or purchasing costs by removing one element of net exposure to pool price volatility. The Roosecote project has avoided the pool price volatility by entering into a long-term power-sales contract which provides for contract pricing.

Interest rate swaps and caps are used to reduce the potential impact of interest rate fluctuations on floating rate long-term debt. SCE's interest rate swap agreement requires the parties to pledge collateral according to bond rating and market interest rate changes. At December 31, 1996, SCE had pledged $16 million as collateral due to a decline in market interest rates. SCE is exposed to credit loss in the event of nonperformance by counterparties to these agreements, but does not expect the counterparties to fail to meet their obligations.

Edison International is subject to concentrations of credit risk as the result of elements involved in EME's financial instruments and power-sales contracts. Credit risk relates to the risk of loss that EME would incur as a result of nonperformance by counterparties (major financial institutions and domestic and foreign utilities) pursuant to the terms of their contractual obligations. EME attempts to mitigate this risk by contracting with counterparties that have a strong capacity to meet their contractual obligations and by monitoring their credit quality. In addition, EME attempts to secure long-term power-sales contracts for its projects that are expected to result in adequate cash flow under a wide range of economic and operating circumstances. To accomplish this, EME attempts to structure its long-term contracts so that fluctuations in fuel costs will produce similar fluctuations in electric energy and/or steam revenue by entering into long-term fuel supply and transportation agreements. Accordingly, EME does not anticipate a material impact to its results of operations or financial condition as a result of counterparty nonperformance.

Edison International had the following derivative financial instruments at December 31, 1996, and 1995, except where noted:

Contract Amount/Terms                         Purpose
---------------------                         ---------------------------------------
Interest rate swaps:
$196 million expires 2008                     fix interest rate exposure at 5.585%

$100 million expires 1999                     convert fixed-rate debt of 7.75% and
$100 million expires 2002                     8.125% to a floating rate capped at 9.0%

$45 million expires 1999                      convert fixed-rate debt of 9.875%
preferred securities due 2024                 to a floating rate

$75 million expired August 1996               fix interest rate exposure at 7.98%
$50 million expires 1999                      fix interest rate exposure at 8.095%

10.9 billion Spanish pesetas (12/31/96)       convert floating-rate debt to fixed rates
(U.S. $84 million)                            ranging from 8.4% to 11.38%
expires 1998-2003

45 million pounds (12/31/96)                  convert floating-rate debt to a fixed
(U.S. $77 million)                            rate of 12.4%
51 million pounds (12/31/95)
(U.S. $79 million) debt due 2005
expires 1997

A$42 million (12/31/96)                       convert floating-rate debt to a fixed
(U.S. $33 million)                            rate of 10.98%
A$34 million (12/31/95)
(U.S. $25 million) expires 2007

Interest rate caps:
$30 million expires 1997                      fix interest rate exposure at 6%
debt due 2027                                 over the variable term of the debt

A$58 million (12/31/95)                       fix interest rate exposure at 11.25%
(U.S. $43 million)
expired November 1996

U.K. electricity rate swaps:
1,735 MW (12/31/96)                           fix market electricity sales rates
1,500 MW (12/31/95)
various expirations through 2000

416 MW (12/31/96)                             fix market electricity purchase rates
expires March 1997

Fair values of financial instruments were:

                                                                 December 31,
                                            ---------------------------------------------------
                                                     1996                         1995
                                             ---------------------       ----------------------
                                               Cost           Fair           Cost          Fair
Instrument (in millions)                       Basis          Value          Basis         Value
------------------------                     --------         -----        --------        -----
Financial assets:

Decommissioning trusts                        $1,217        $1,485         $1,069        $1,260
Electricity rate swaps                             -            27              -            22
Equity investments                                11            68              9            41
Financial liabilities:
DOE decommissioning and
    decontamination fees                          54            45             58            49
Interest rate swaps and caps                       -            34              -            28
Long-term debt                                 7,475         7,712          7,195         7,531
Preferred securities subject to
    mandatory redemption                         425           445            425           448

Financial assets are carried at their fair value, which is based on quoted market prices. Financial liabilities are recorded at cost. Financial liabilities' fair values are based on: termination costs for interest rate swaps; brokers' quotes for long-term debt, preferred stock and caps; discounted future cash flows for U.S. Department of Energy (DOE) decommissioning and decontamination fees; and discounted future cash flows for the difference between contract prices and forecasted market prices for electricity rate swaps. Amounts reported for cash equivalents and short-term debt approximate fair value, due to their short maturities.

Gross unrealized holding gains on financial assets were:

In millions                            December 31,        1996    1995
-----------                           --------------       ----    ----
Decommissioning trusts:
Municipal bonds                                            $ 79     $ 52
Stocks                                                      138      122
U.S. government issues                                       39       11
Short-term and other                                         12        6
                                                           ----     ----
                                                            268      191
Equity investments                                           57       32
                                                           ----     ----
Total                                                      $325     $223
                                                           ====     ====

There were no unrealized holding losses on financial assets for the years presented.

Note 4.  Equity

The CPUC regulates SCE's capital structure, limiting the dividends it may pay Edison International. At December 31, 1996, SCE had the capacity to pay $112 million in additional dividends to Edison International and continue to maintain its authorized capital structure. These restrictions are not expected to affect Edison International's ability to meet its cash obligations.

Edison International's authorized common stock is 800 million shares with no par value.

During 1996, Edison International purchased on the open market and retired 19,216,627 shares ($344 million) of common stock.

Under Edison International's long-term incentive compensation plan, it issued 133,131 shares ($2.4 million) in 1996 and 20,900 shares ($0.4 million) in 1995. No shares were issued in 1994.

SCE's authorized shares of preferred and preference stock are: $25 cumulative preferred-24 million; $100 cumulative preferred-12 million; and preference-50 million. All cumulative preferred stocks are redeemable. Mandatorily redeemable preferred stocks are subject to sinking-fund provisions. When preferred shares are redeemed, the premiums paid are charged to common equity. There are no preferred stock redemption requirements for the next five years.

EME is a general partner and also owns, indirectly, the limited partner's share of Mission Capital L.P., which was formed solely for the purpose of holding parent company debentures. Mission Capital L.P. has 6 million authorized shares of cumulative preferred securities with a liquidation preference that obligates EME.

There are no preferred stock redemption requirements for the next five years.

Edison International subsidiaries' cumulative preferred securities consisted of:

Dollars in millions,                              December 31, 1996
except per-share                            ----------------------------                 December 31,
amounts                                         Shares       Redemption                ------------------
--------------------                          Outstanding       Price                  1996          1995
                                             ------------    -----------               ----          ----
Not subject to mandatory redemption:
$25 par value preferred stock:
4.08% Series                                 1,000,000        $ 25.50                   $ 25          $ 25
4.24                                         1,200,000          25.80                     30            30
4.32                                         1,653,429          28.75                     41            41
4.78                                         1,296,769          25.80                     33            33
5.80                                         2,200,000          25.25                     55            55
7.36                                         4,000,000          25.00                    100           100
                                                                                        ----          ----
Total                                                                                   $284          $284
                                                                                        ====          ====
Subject to mandatory redemption:
$25 par value preferred securities:
8.50% Series                                 2,500,000        $ 25.00                   $ 63          $ 63
9.875                                        3,500,000          25.00                     87            87
$100 par value preferred stock:
6.05% Series                                   750,000         100.00                     75            75
6.45                                         1,000,000         100.00                    100           100
7.23                                         1,000,000         100.00                    100           100
                                                                                        ----          ----
Total                                                                                   $425          $425
                                                                                        ====          ====

In 1995, 750,000 shares of Series 7.58% preferred stock were redeemed and
2.5 million shares of Series 8.50% preferred securities were issued. In 1994, 3.5 million shares of Series 9.875% preferred securities were issued.

Note 5.  Income Taxes

Edison International's subsidiaries will be included in its consolidated federal income tax and combined state franchise tax returns. Under income tax allocation agreements, each subsidiary calculates its own tax liability.

Income tax expense includes the current tax liability from operations and the change in deferred income taxes during the year. Investment tax credits are amortized over the lives of the related properties.

The components of the net accumulated deferred income tax liability were:

In millions                                        December 31,       1996          1995
-----------                                        ------------      ------        ------
Deferred tax assets:
Property-related                                                     $  247        $  276
Investment tax credits                                                  206           222
Regulatory balancing accounts                                           205           166
Decommissioning-related                                                 208            73
Other                                                                   660           602
                                                                     ------        ------
Total                                                                $1,526        $1,339

Deferred tax liabilities:
Property-related                                                     $4,345        $4,346
Leveraged leases                                                        534           508
Other                                                                   690           360
                                                                     ------        ------
Total                                                                $5,569        $5,214
                                                                     ------        ------
Accumulated deferred income taxes-net                                $4,043        $3,875
                                                                     ======        ======
Classification of accumulated deferred income taxes:
Included in deferred credits                                         $4,283        $4,352
Included in current assets                                              240           477

The current and deferred components of income tax expense were:

In millions                              Year ended December 31,               1996        1995       1994
-----------                              -----------------------               ----        ----       ----
Current:

Federal                                                                        $364        $514        $319
State                                                                           108         150         110
                                                                               ----        ----        ----
                                                                                472         664         429
                                                                               ----        ----        ----
Deferred-federal and state:
Accrued charges                                                                 (14)          1         (25)
Asset basis adjustment                                                          (25)         12          --
Deferred alternative minimum tax credit                                          --          --          45
Depreciation                                                                     71          72          93
Investment and energy tax credits-net                                           (37)        (26)        (23)
Leveraged leases                                                                 26          38          72
Loss carryforwards                                                              (41)        (37)        (37)
Nonutility  special charges                                                       9         (21)        (14)
Pension reserves                                                                 45          (3)         (8)
Rate phase-in plan                                                              (31)        (46)        (51)
Regulatory balancing accounts                                                    34        (118)         (7)
State tax privilege year                                                         18          (9)        (12)
Other                                                                           (21)        (35)        (17)
                                                                               ----       -----        ----
                                                                                 34        (172)         16
                                                                               ----       -----        ----
Total income tax expense                                                       $506        $492        $445
                                                                               ====        ====        ====
Classification of income taxes:
Included in operating income                                                   $563        $528        $481
Included in other income                                                       (57)        (36)        (36)

The composite federal and state statutory income tax rate was 41.045% for all years presented.

The federal statutory income tax rate is reconciled to the effective tax rate below:

Year ended December 31,                           1996       1995         1994
-----------------------                           ----       ----         ----
Federal statutory rate                             35.0%      35.0%      35.0%
Capitalized software                               (0.8)      (0.8)      (2.0)
Depreciation and other                              7.3        5.1        5.6
Housing credits                                    (3.6)      (2.7)      (2.2)
Investment and energy tax credits                  (2.7)      (2.3)      (2.2)
State tax-net of federal deduction                  6.2        5.6        5.3
                                                   ----       ----       ----
Effective tax rate                                 41.4%      39.9%      39.5%
                                                   ====       ====       ====

Note 6. Employee Benefit Plans

Stock Option Plans

Under Edison International's Long-term Incentive Compensation Plan, 8.2 million shares of common stock were reserved for potential issuance under various stock compensation programs to directors, officers and senior managers of Edison International and its affiliates. Under these programs, there are currently outstanding to officers and senior managers, options on 3.6 million shares of Edison International common stock. There were 4.5 million, 5.4 million, 6.3 million and 6.5 million shares reserved for future grant at December 31, 1996, 1995, 1994 and 1993, respectively.

Each option may be exercised to purchase one share of Edison International common stock, and is exercisable at a price equivalent to the fair market value of the underlying stock at the date of grant. Edison International stock options include a dividend equivalent feature. Generally, for options issued before 1994, amounts equal to dividends accrue on the options at the same time and at the same rate as would be payable on the number of shares of Edison International common stock covered by the options. The amounts accumulate without interest. The optionee has no right to payment of these dividend equivalents until the underlying stock options are exercised. For Edison International stock options issued subsequent to 1993, dividend equivalents are subject to reduction unless certain shareholder return performance criteria are met.

Edison International stock options have a 10-year term with one-third of the total award vesting after each of the first three years of the award term. The options are not transferable, except by will or domestic relations order. If an optionee retires, dies or is permanently and totally disabled during the three-year vesting period, the unvested options will vest and be exercisable to the extent of 1/36 of the grant for each full month of service during the vesting period. Unvested options of any person who has served in the past on the Edison International or SCE Management Committee will vest and be exercisable upon the member's retirement, death or permanent and total disability. Upon retirement, death or permanent and total disability, the vested options may continue to be exercised within their original terms by the recipient or beneficiary. If an optionee is terminated other than by retirement, death or permanent and total disability, options which had vested as of the prior anniversary date of the grant are forfeited unless exercised within 180 days of the date of termination. All unvested options are forfeited on the date of termination.

Compensation expense recorded under the stock-compensation program was $9 million, $4 million and $(3) million for 1996, 1995 and 1994, respectively. A decline during 1994 in the market value of the underlying shares optioned resulted in the recapture of previously recognized expense.

Stock-based compensation expense under the fair-value method of accounting would have resulted in pro forma net income and earnings-per-share approximating the following amounts:

In millions, except per-share amounts                      1996    1995
-------------------------------------                      ----    ----
Pro forma net income                                       $ 714   $ 737
Pro forma earnings-per-share                               $1.63   $1.65

The fair value for each option granted during 1996 and 1995, reflecting the basis for the above pro forma disclosures, was determined on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used in determining fair value through the model:

                                                          1996           1995
                                                          ----           ----
Expected life                                             7.0 years      8.0 years
Risk-free interest rate                                      5.51%          7.93%
Expected volatility                                            17%            17%

The recognition of dividend equivalents results in no dividends assumed for purposes of fair-value determination. The application of fair-value accounting in arriving at the pro forma disclosures above is not an indication of future income statement effects. The pro forma disclosures do not reflect the effect of fair-value accounting on stock-based compensation awards granted prior to 1995.

A summary of the status of Edison International's stock options is as follows:

                                                                           Weighted-Average
                                                          ------------------------------------------------
                            Share             Exercise       Exercise       Fair Value        Remaining
                          Options              Price          Price          at Grant            Life
----------------------------------------------------------------------------------------------------------
Outstanding,
    Dec. 31, 1993         1,390,634        $16.00-  $24.44   $20.47                           7.4 years
Granted                     408,800         20.19-   21.94    20.20             $8.07
Expired                      (7,712)        21.94-   23.28    22.25
Forfeited                   (25,631)        20.19-   23.28    21.41
Exercised                        --                     --       --
                          ---------
Outstanding,
    Dec. 31, 1994         1,766,091        $16.00-  $24.44   $20.41                           6.9 years
Granted                     910,100         14.56-   17.44    14.77             $6.92
Expired                      (9,930)        20.19-   23.28    21.91
Forfeited                    (9,120)        14.56-   21.94    19.74
Exercised                   (20,900)        17.38-   17.75    17.64
                          ---------
Outstanding,
    Dec. 31, 1995         2,636,241        $14.56-  $24.44   $18.69                           7.0 years
Granted                   1,091,850         15.81-   18.31    17.57             $6.27
Expired                     (18,394)        14.56-   23.28    20.08
Forfeited                   (21,810)        14.56-   20.19    16.24
Exercised                  (133,131)        14.56-   23.28    18.19
                          ---------
Outstanding,
    Dec. 31, 1996         3,554,756        $14.56-  $24.44   $18.68                           7.0 years

The number of options exercisable and their weighted-average exercise prices at December 31, 1996, 1995 and 1994 were 1,760,766 at $20.54;
1,240,425 at $21.08 and 1,044,224 at $20.02, respectively.

Phantom Stock Options

"Phantom stock" option performance awards have been developed for two affiliate companies, EME and Edison Capital, as part of the Edison International long-term incentive compensation program for senior management. Each phantom stock option may be exercised to realize any appreciation in the deemed value of one hypothetical share of EME or Edison Capital stock over exercise prices. Exercise prices for EME and Edison Capital phantom stock are escalated on an annually-compounded basis over the grant price by 12% and 10%, respectively. The deemed values of the phantom stock are recalculated annually as determined by a formula linked to the value of its portfolio of investments, less general and administrative costs. The options have a 10-year term with one-third of the total award vesting in each of the first three years of the award term.

Compensation expense recorded with respect to phantom stock options was $17 million in 1996 and $1 million in 1995. There was no related compensation expense in 1994, the year the phantom stock option program commenced.

Pension Plan

Edison International has a noncontributory, defined-benefit pension plan that covers employees meeting minimum service requirements. Benefits are based on years of accredited service and average base pay. Edison International funds the plan on a level-premium actuarial method. These funds are accumulated in an independent trust. Annual contributions meet minimum legal funding requirements and do not exceed the maximum amounts deductible for income taxes. Prior service costs from pension plan amendments are funded over 30 years. Plan assets are primarily common stocks, corporate and government bonds, and short-term investments. In 1996, SCE recorded pension gains from a special voluntary early retirement program.

The plan's funded status was:

In millions                                   December 31,                 1996                 1995
------------                                  ------------                 -----                ----
Actuarial present value of benefit obligation:
Vested benefits                                                            $1,679              $1,703
Nonvested benefits                                                             73                 214
                                                                           ------              ------
Accumulated benefit obligation                                              1,752               1,917
Value of projected future compensation levels                                 267                 487
                                                                           ------              ------

Projected benefit obligation                                                2,019               2,404
                                                                           ------              ------
Fair value of plan assets                                                   2,171               2,636
                                                                           ------              ------
Projected benefit obligation less than plan assets                           (152)               (232)
Unrecognized net gain                                                         294                 327
Unrecognized prior service cost                                              (199)                 (6)
Unrecognized net obligation
  (17-year amortization)                                                      (45)                (51)
                                                                           ------              ------
Pension liability (asset)                                                  $(102)              $   38
                                                                           ======              ======
Discount rate                                                                7.75%               7.25%
Rate of increase in future compensation                                       5.0%                5.0%
Expected long-term rate of return on assets                                   8.0%                8.0%

Edison International's utility operations recognize pension expense calculated under the actuarial method used for ratemaking.

  The components of pension expense were:

In millions          Year ended December 31,                   1996           1995        1994
-----------          -----------------------                   ----           ----        ----
Service cost for benefits earned                                 $51            $59         $69
Interest cost on projected benefit obligation                    180            157         149
Actual return on plan assets                                    (345)          (457)        (28)
Net amortization and deferral                                    146            270        (141)
                                                               -----          -----       -----
Pension expense under accounting standards                        32             29          49
Special termination benefits                                       1              3          15
Regulatory adjustment-deferred                                    22             23           2
                                                               -----          -----       -----
Net pension expense recognized                                    55             55          66
Settlement gain                                                 (121)            --          --
                                                               -----          -----       -----
Total expense (gain)                                           $ (66)         $  55       $  66
                                                               =====          =====       =====

<page 38>


Postretirement Benefits Other Than Pensions

Employees retiring at or after age 55 with at least 10 years of service (or those eligible under the 1996 special voluntary early retirement program), are eligible for postretirement health and dental care, life insurance and other benefits. Health and dental care benefits are subject to deductibles, copayment provisions and other limitations.

Edison International is amortizing its obligation related to prior service over 20 years. SCE funds its share of these benefits (by contributions to independent trusts) up to tax-deductible limits, in accordance with rate-making practices. In 1996, SCE recorded special termination expenses due to a special voluntary early retirement program. Any difference between recognized expense and amounts authorized for rate recovery is not expected to be material (except for the impact of the early retirement program) and will be charged to earnings.

Trust assets are primarily common stocks, corporate and government bonds, and short-term investments.

The funded status of these benefits is reconciled to the recorded liability below:

In millions                  December 31,                       1996           1995
-----------                  ------------                      ------         ------
Actuarial present value of benefit obligation:
Retirees                                                      $  933         $  403
Employees eligible to retire                                      35            103
Other employees                                                  394            564
                                                              ------         ------
Accumulated benefit obligation                                $1,362         $1,070
                                                              ======         ======
Fair value of plan assets                                     $  617         $  400
                                                              ======         ======
Plan assets less than accumulated benefit
  obligation                                                  $  745         $  670
Unrecognized transition obligation                              (432)          (460)
Unrecognized net gain (loss)                                    (236)          (203)
                                                              ------         ------
Recorded liability                                            $   77         $    7
                                                              ------         ------
Discount rate                                                  7.75%            7.5%
Expected long-term rate of return on assets                    8.5 %            8.5%

The components of postretirement benefits other than pensions expense were:

In millions                  Year ended December 31,            1996          1995        1994
-----------                  -----------------------           -----         -----       -----
Service cost for benefits earned                                 $33          $ 36         $30
Interest cost on benefit obligation                               91            78          73
Actual return on plan assets                                     (43)          (28)        (20)
Amortization of loss                                               6             1          --
Amortization of transition obligation                             27            27          36
                                                                 ---           ---         ---
Net expense                                                      114           114         119
Amortization of prior funding                                     --            --           2
Special termination expense                                       72            --          --
                                                                ----          ----        ----
Total expense                                                   $186          $114        $121
                                                                ====          ====        ====

The assumed rate of future increases in the per-capita cost of health care benefits is 8.25% for 1997, gradually decreasing to 5% for 2004 and beyond. Increasing the health care cost trend rate by one percentage point would increase the accumulated obligation as of December 31, 1996, by $206 million and annual aggregate service and interest costs by $24 million.

Employee Savings Plan

Edison International has a 401(k) defined contribution savings plan designed to supplement employees' retirement income. The plan received employer contributions of $25 million in 1996, $20 million in 1995 and $21 million in 1994.

Note 7.  Jointly-Owned Utility Projects

SCE owns interests in several generating stations and transmission systems for which each participant provides its own financing. SCE's share of expenses for each project is included in the consolidated statements of income.

The investment in each project, as included in the consolidated balance sheet as of December 31, 1996, was:

                                               Plant in     Accumulated        Under       Ownership
In millions                                     Service    Depreciation    Construction    Interest
-----------                                    ---------   ------------    ------------    ---------
Transmission systems:
  Eldorado                                        $29         $   8           $   2           60%
Pacific Intertie                                  227            72              12           50
Generating stations:
Four Corners (coal)
   Units 4 and 5                                  458           236               2           48
Mohave (coal)                                     300           142               8           56
Palo Verde (nuclear)                            1,596           425               6           16
San Onofre (nuclear)                            4,186         1,836              28           75
                                                -----         -----            ----
Total                                          $6,796        $2,719             $58
                                               ======        ======            ====

Note 8. Leases

Leveraged Leases

Edison Capital is the lessor in several leveraged-lease agreements with terms of 13 to 30 years. All operating, maintenance, insurance and decommissioning costs are the responsibility of the lessees. The total cost of these facilities was $1.8 billion and $1.9 billion at December 31, 1996, and 1995, respectively.

The equity investment in these facilities is 20% of the purchase price. The remainder is nonrecourse debt secured by first liens on the leased property. The lenders have accepted their security interests as their only remedy if the lessee defaults.

The net investment in leveraged leases consisted of:

In millions                        December 31,                 1996            1995
-----------                        ------------                 ----            ----
Rentals receivable (net of principal and
   interest on nonrecourse debt)                               $ 830           $ 833
Unearned income                                                 (303)           (317)
                                                               -----           -----
Investment in leveraged leases                                   527             516
Estimated residual value                                          58              58
Deferred income taxes                                           (534)           (508)
                                                              ------          ------
Net investment in leveraged leases                            $   51          $   66
                                                              ======          ======

Lease Commitments

Edison International has operating leases, primarily for vehicles (with varying terms, provisions and expiration dates) and a capital lease ($91 million) for a nonutility power-production facility.

Estimated remaining commitments for noncancelable leases at December 31, 1996, were:

                                                                      Operating        Capital
In millions                                                            Leases           Lease
-----------                                                           ---------        -------
Year ended December 31,
1997                                                                       $ 25           $ 29
1998                                                                         21             28
1999                                                                         16             28
2000                                                                         14             28
2001                                                                          9             --
Thereafter                                                                   33              1
                                                                           ----           ----
Total future commitments                                                   $118            114
                                                                           ====
Amount representing interest (9.65%)                                                       (23)
                                                                                          ----
Net commitments                                                                           $ 91
                                                                                          ====

Note 9.  Commitments

Nuclear Decommissioning

SCE plans to decommission its nuclear generating facilities at the end of each facility's operating license by a prompt removal method authorized by the Nuclear Regulatory Commission. Decommissioning is estimated to cost $2 billion in current-year dollars, based on site-specific studies performed in 1993 for San Onofre and 1992 for Palo Verde. Changes in the estimated costs, timing of decommissioning, or the assumptions underlying these estimates could cause material revisions to the estimated total cost to decommission in the near term. Decommissioning is scheduled to begin in 2013 at San Onofre and 2024 at Palo Verde. San Onofre Unit 1, which shut down in 1992, is expected to be secured until decommissioning begins at the other San Onofre units.

Decommissioning costs, which are recovered through customer rates, are recorded as a component of depreciation expense. Decommissioning expense was $148 million in 1996, $151 million in 1995 and $122 million in 1994.

The accumulated provision for decommissioning was $949 million at December 31, 1996, and $823 million at December 31, 1995. The estimated costs to decommission San Onofre Unit 1 ($263 million) are recorded as a liability.

Decommissioning funds collected in rates are placed in independent trusts, which, together with accumulated earnings, will be utilized solely for decommissioning.

Trust investments include:

                                                                                         December 31,
                                                                           Maturity    ---------------
In millions                                                                 Dates       1996     1995
-----------                                                               ---------     ----     ----
Municipal bonds                                                           1999-2021    $  400   $  348
Stocks                                                                           --       549      390
U.S. government issues                                                    1998-2024       212      145
Short-term and other                                                      1996-2024        56      186
                                                                                       ------   ------
Trust fund balance (at cost)                                                           $1,217   $1,069
                                                                                       ======   ======

Trust fund earnings (based on specific identification) increase the trust fund balance and the accumulated provision for decommissioning. Net earnings were $49 million in 1996, $51 million in 1995 and $26 million in 1994. Proceeds from the sale of securities (which are reinvested) were $1.0 billion in 1996 and in 1995, and $1.1 billion in 1994. Approximately 89% of the trust fund contributions were tax-deductible.

The Financial Accounting Standards Board has issued an exposure draft related to accounting practices for removal costs, including decommissioning of nuclear power plants. The exposure draft would require SCE to report its estimated decommissioning costs as a liability, rather than recognizing these costs over the term of each facility's operating license (current industry practice). SCE does not believe that the changes proposed in the exposure draft would have an adverse effect on its results of operations even after deregulation due to its current and expected future ability to recover these costs through customer rates.

Other Commitments

SCE and EME have fuel supply contracts which require payment only if the fuel is made available for purchase.

SCE has power-purchase contracts with certain qualifying facilities (cogenerators and small power producers) and other utilities. The qualifying facility contracts provide for capacity payments if a facility meets certain performance obligations and energy payments based on actual power supplied to SCE. There are no requirements to make debt-service payments.

SCE has unconditional purchase obligations for part of a power plant's generating output, as well as firm transmission service from another utility. Minimum payments are based, in part, on the debt-service requirements of the provider, whether or not the plant or transmission line is operable. The purchased-power contract is not expected to provide more than 5% of current operating capacity. SCE's minimum commitment under both contracts is approximately $205 million through 2017.

Certain commitments for the years 1997 through 2001 are estimated below:

In millions                                                  1997      1998      1999      2000      2001
-----------                                                  ----      ----      ----      ----      ----
Projected construction                                       $855      $636      $664      $647      $650
   expenditures
Fuel supply contracts                                         358       325       319       340       336
Purchased-power
   capacity payments                                          696       699       701       702       695
Unconditional purchase
   obligations                                                  9        10        10        10        10

EME has firm commitments to make equity and other contributions to its projects of $408 million, primarily for the Paiton project in Indonesia and the ISAB project in Italy. EME also has contingent obligations to make additional contributions of $461 million, primarily for a guarantee as a condition of obtaining a $254 million tax-exempt financing for the Brooklyn Navy Yard project (discussed further in Note 10), and equity support guarantees related to Paiton.

Note 10.  Contingencies

In addition to the matters disclosed in these notes, Edison International is involved in legal, tax and regulatory proceedings before various courts and governmental agencies regarding matters arising in the ordinary course of business. Edison International believes the outcome of these proceedings will not materially affect its results of operations or liquidity.

Brooklyn Navy Yard Project

EME owns, through a wholly owned subsidiary, 50% of the Brooklyn Navy Yard project, but funded all of the required equity during construction. The estimated total cost is $485 million, of which $442 million had been spent through December 31, 1996. In December 1995, a tax-exempt bond financing for the project in the amount of $254 million was obtained through the New York City Industrial Development Agency (NYCIDA). EME has guaranteed the obligations of the project pursuant to the financing, as well as an indemnity agreement on behalf of NYCIDA in the amount of $40 million. In the fourth quarter of 1996, EME executed a new energy sales agreement with Consolidated Edison Company of New York, which has contracted to buy most of the project's power and steam, and began selling power and steam under that agreement. The contractor has recently asserted general monetary claims under the turnkey agreement against Brooklyn Navy Yard and has served a complaint for damages in the amount of $136.8 million against Brooklyn Navy Yard. Brooklyn Navy Yard intends to vigorously defend this action and to assert general monetary claims against the contractor. EME believes that the outcome of this litigation will not have a material adverse effect on its consolidated results of operations or financial position.

Environmental Protection

Edison International is subject to numerous environmental laws and regulations, which require it to incur substantial costs to operate existing facilities, construct and operate new facilities, and mitigate or remove the effect of past operations on the environment.

Edison International records its environmental liabilities when site assessments and/or remedial actions are probable and a range of reasonably likely cleanup costs can be estimated. Edison International reviews its sites and measures the liability quarterly, by assessing a range of reasonably likely costs for each identified site using currently available information, including existing technology, presently enacted laws and regulations, experience gained at similar sites, and the probable level of involvement and financial condition of other potentially responsible parties. These estimates include costs for site investigations, remediation, operations and maintenance, monitoring and site closure. Unless there is a probable amount, Edison International records the lower end of this reasonably likely range of costs (classified as other long-term liabilities at undiscounted amounts). While Edison International has numerous insurance policies that it believes may provide coverage for some of these liabilities, it does not recognize recoveries in its financial statements until they are realized.

Edison International's recorded estimated minimum liability to remediate its 56 identified sites (55 at SCE and 1 at EME) was $114 million at December 31, 1996. The ultimate costs to clean up Edison International's identified sites may vary from its recorded liability due to numerous uncertainties inherent in the estimation process, such as: the extent and nature of contamination; the scarcity of reliable data for identified sites; the varying costs of alternative cleanup methods; developments resulting from investigatory studies; the possibility of identifying additional sites; and the time periods over which site remediation is expected to occur. Edison International believes that, due to these uncertainties, it is reasonably possible that cleanup costs could exceed its recorded liability by up to $211 million. The upper limit of this range of costs was estimated using assumptions least favorable to Edison International among a range of reasonably possible outcomes.

The CPUC allows SCE to recover environmental-cleanup costs at 35 of its sites, representing $101 million of Edison International's recorded liability, through an incentive mechanism. SCE may request to include additional sites. Under this mechanism, SCE will recover 90% of cleanup costs through customer rates; shareholders fund the remaining 10%, with the opportunity to recover these costs through insurance carriers and other third parties. SCE has successfully settled insurance claims with a number of its carriers. Costs incurred at SCE's remaining 20 sites are expected to be recovered through customer rates. SCE has recorded a regulatory asset of $104 million for its estimated minimum environmental-cleanup costs expected to be recovered through customer rates.

Edison International's identified sites include several sites for which there is a lack of currently available information, including the nature and magnitude of contamination and the extent, if any, that Edison International may be held responsible for contributing to any costs incurred for remediating these sites. Thus, no reasonable estimate of cleanup costs can now be made for these sites.

Edison International expects to clean up its identified sites over a period of up to 30 years. Remediation costs in each of the next several years are expected to range from $4 million to $8 million. Recorded costs for 1996 were $7 million.

In 1994, SCE utilized an estimating technique to quantify its potential liability for environmental cleanup in an effort to obtain a reasonably possible objective and reliable estimate of environmental cleanup. During 1995, EME completed a similar review of some of its sites where known contamination and potential liability exist and does not believe a material liability exists as of December 31, 1996.

Based on currently available information, Edison International believes it unlikely that it will incur amounts in excess of the upper limit of the estimated range and, based upon the CPUC's regulatory treatment of environmental-cleanup costs, Edison International believes that costs ultimately recorded will not have a material adverse effect on its results of operations or financial position. There can be no assurance, however, that future developments, including additional information about existing sites or the identification of new sites, will not require material revisions to such estimates.

Nuclear Insurance

Federal law limits public liability claims from a nuclear incident to $8.9 billion. SCE and other owners of San Onofre and Palo Verde have purchased the maximum private primary insurance available ($200 million). The balance is covered by the industry's retrospective rating plan that uses deferred premium charges to every reactor licensee if a nuclear incident at any licensed reactor in the U.S. results in claims and/or costs which exceed the primary insurance at that plant site. Federal regulations require this secondary level of financial protection. The Nuclear Regulatory Commission exempted San Onofre Unit 1 from this secondary level, effective June 1994. The maximum deferred premium for each nuclear incident is $79 million per reactor, but not more than $10 million per reactor may be charged in any one year for each incident. Based on its ownership interests, SCE could be required to pay a maximum of $158 million per nuclear incident. However, it would have to pay no more than $20 million per incident in any one year. Such amounts include a 5% surcharge if additional funds are needed to satisfy public liability claims and are subject to adjustment for inflation. If the public liability limit above is insufficient, federal regulations may impose further revenue-raising measures to pay claims, including a possible additional assessment on all licensed reactor operators.

Property damage insurance covers losses up to $500 million, including decontamination costs, at San Onofre and Palo Verde. Decontamination liability and property damage coverage exceeding the primary $500 million has also been purchased in amounts greater than federal requirements. Additional insurance covers part of replacement power expenses during an accident-related nuclear unit outage. These policies are issued primarily by mutual insurance companies owned by utilities with nuclear facilities. If losses at any nuclear facility covered by the arrangement were to exceed the accumulated funds for these insurance programs, SCE could be assessed retrospective premium adjustments of up to $34 million per year. Insurance premiums are charged to operating expense.

Note 11.  Investments in Partnerships and
          Unconsolidated Subsidiaries

Edison International's nonutility subsidiaries have equity interests in energy generation projects and real estate investment partnerships.

Summarized financial information of these investments was:

In millions                                   Year ended December 31,      1996        1995        1994
-----------                                   -----------------------      ----        ----        ----
Revenue                                                                   $   40      $1,400     $1,256
Expenses                                                                      62       1,121        969
                                                                           -----      ------     ------
Net income/(loss)                                                         $  (22)     $  279     $  287
                                                                          ======      ======     ======

<page 45>






In millions                                  December 31,                               1996       1995
-----------                                  ------------                               ----       ----
Current assets                                                                         $  26     $  643
Other assets                                                                             680      4,818
                                                                                       -----     ------
Total assets                                                                           $ 706     $5,461
                                                                                       -----     ------
Current liabilities                                                                    $  89     $  490
Other liabilities                                                                        405      3,164
Equity                                                                                   212      1,807
                                                                                       -----     ------
Total liabilities and equity                                                           $ 706     $5,461
                                                                                       =====     ======

Note 12.  Business Segments

Edison International's business segments include electric utility operations (SCE) and six nonutility segments: unregulated power generation (EME); financial investments (Edison Capital); real estate holdings (Mission Land Company); integrated energy solutions (Edison Source); electric vehicle charging operations (Edison EV); and consumer products and services (Edison Select). Other than EME, the nonutility segments are not individually significant and are combined for reporting purposes.

  Edison International's business segment information was:

                                                            Unregulated
                                                         Power Generation                    Edison
                                          Electric      -------------------                  Inter-
In millions                                Utility      Domestic    Foreign      Other      national
-----------                               ---------     --------    -------    --------     --------
1996
Operating revenue                          $7,583        $  170    $   674      $  118      $ 8,545
Operating income                            1,711            75        292         (37)(a)    2,041(b)
Depreciation and
   decommissioning                          1,064            15         75          19        1,173
Assets                                     17,737           949      4,204       1,669       24,559
Additions to
   property and plant                         616             4        116           8          744

1995
Operating revenue                          $7,873        $  177     $  290      $   65       $8,405
Operating income                            1,709            73        131          (8)(a)    1,905(b)
Depreciation and
   decommissioning                            954            10         36          14        1,014
Assets                                     18,155           842      3,532       1,417       23,946
Additions to
   property and plant                         773             4      1,231(c)        3        2,011

1994
Operating revenue                         $ 7,799        $  170     $  211      $  165      $ 8,345
Operating income                            1,602            96         85          (3)(a)    1,780(b)
Depreciation and
   decommissioning                            891             9         31          14          945
Assets                                     18,076           974      1,869       1,471       22,390
Additions to
   property and plant                         982            11        136           8        1,137

Corporate items and eliminations are not material.
(a) Excludes reported tax benefits of $80 million in 1996, $44 million in 1995 and $34 million in 1994.

(b) Excludes income taxes of $563 million in 1996, $528 million in 1995 and $481 million in 1994.
(c) Includes $1,042 million from EME's acquisition of First Hydro.

Quarterly Financial Data
Unaudited

                                                                               1996
In millions,                                            ---------------------------------------------------
except per-share amounts                                 Total     Fourth      Third      Second      First
------------------------                               -------    -------    -------     -------    -------

Operating revenue                                      $ 8,545    $ 2,195    $ 2,568     $ 1,814    $ 1,968
Operating income                                         1,478        328        468         332        350
Net income                                                 717        117        277         156        167
Per share:
      Earnings                                            1.64        .27        .63         .35        .38
      Dividends declared                                  1.00        .25        .25         .25        .25
Common stock prices:
      High                                             $20 3/8    $20 3/8    $18 1/4     $17 5/8    $18 5/8
      Low                                               15 1/8     17 3/4     15 1/8      15 3/8     16 5/8
      Close                                             19 7/8     19 7/8     17 7/8      17 5/8     17 1/8

                                                                                1995
In millions,                                           ----------------------------------------------------
except per-share amounts                                 Total     Fourth      Third      Second      First
------------------------                               -------     ------    -------     -------     ------
Operating revenue                                      $ 8,405    $ 2,052    $ 2,670     $ 1,861     $1,822
Operating income                                         1,377        301        448         310        318
Net income                                                 739        138        288         160        153
Per share:
      Earnings                                            1.66        .31        .65         .36        .34
      Dividends declared                                  1.00        .25        .25         .25        .25
Common stock prices:
      High                                             $    18    $    18    $    18     $    18    $16 7/8
      Low                                               14 3/8     14 7/8     16 3/8      15 3/8     14 3/8
      Close                                             17 5/8     17 5/8     17 3/4      17 1/8     15 5/8


EDISON INTERNATIONAL AND SUBSIDIARIES

Selected Financial and Operating Data:  1992 - 1996

Dollars in millions,
except per-share amounts*                    1996          1995          1994          1993          1992
-------------------------                    ----          ----          ----          ----          ----

Edison International and Subsidiaries
Operating revenue                            $ 8,545      $ 8,405       $ 8,345       $ 7,839       $ 7,984
Operating expenses                           $ 7,067      $ 7,028       $ 7,046       $ 6,611       $ 6,641
Net income                                   $   717      $   739       $   681       $   639       $   739
Weighted-average shares of common
   stock outstanding (in millions)               437          446           448           448           445
Per-share data:
   Earnings                                  $  1.64      $  1.66       $  1.52       $  1.43       $  1.66
   Dividends paid                            $  1.00      $  1.00       $  1.21       $  1.41       $  1.38
   Dividends declared                        $  1.00      $  1.00       $ 1.105       $ 1.415       $  1.39
   Book value at year-end                    $ 15.07      $ 14.41       $ 13.72       $ 13.30       $ 13.30
   Market value at year-end                  $19-7/8      $17-5/8       $14-5/8       $    20       $    22
Dividend payout ratio (paid)                    61.0%        60.2%         79.6%         98.6%         83.1%
Rate of return on common equity                 11.1%        11.8%         11.3%         11.7%         12.5%
Price/earnings ratio                            12.1         10.6           9.6          14.0          13.3
Ratio of earnings to fixed charges              2.40         2.55          2.48          2.28          2.68
Assets                                       $24,559      $23,946       $22,390       $21,831       $19,311
Retained earnings                            $ 3,753      $ 3,700       $ 3,452       $ 3,266       $ 3,263
Common shareholders' equity                  $ 6,397      $ 6,393       $ 6,144       $ 5,958       $ 5,954
Preferred securities:
   Not subject to mandatory redemption       $   284      $   284       $   359       $   359       $   359
   Subject to mandatory redemption           $   425      $   425       $   362       $   275       $   278
Long-term debt                               $ 7,475      $ 7,195       $ 6,347       $ 6,459       $ 6,320

Southern California Edison Company
Operating revenue                            $ 7,583      $ 7,873       $ 7,799       $ 7,397       $ 7,722
Earnings                                     $   621      $   643       $   599       $   637       $   631
Earnings per Edison International
   common share                              $  1.42      $  1.44       $  1.34       $  1.42       $  1.42
Rate of return on common equity                 12.1%        12.6%         12.0%         12.9%         13.2%
Internal generation of funds                   130.2%          89%           76%           78%           83%
Peak demand in megawatts (MW)                 18,207       17,548        18,044        16,475        18,413
Generation capacity at peak (MW)              21,602       21,603        20,615        20,606        20,712
Kilowatt-hour sales (in millions)             75,572       74,296        77,986        73,308        74,186
Customers (in millions)                         4.22         4.18          4.15          4.12          4.11
Full-time employees**                         12,057       14,886        16,351        16,585        16,922

Edison Mission Energy
Revenue                                      $   844      $   467       $   381        $  291        $  183
Net income                                   $    92      $    64       $    55        $    2        $   89
Earnings per Edison International
   common share                              $   .21      $   .14       $   .12        $  .01        $  .20
Assets                                       $ 5,153      $ 4,374       $ 2,843       $ 2,286       $ 2,388
Rate of return on common equity                  8.8%         9.5%          9.6%          0.3%         13.7%
Ownership in operating projects (MW)           4,706        4,212         2,048         1,862         1,521
Full-time employees                              940          902           690           673           488

Edison Capital
Revenue                                      $    49      $    49       $    47       $    39       $    46
Net income                                   $    41      $    39       $    33       $    29       $    29
Assets                                       $ 1,423      $ 1,063       $ 1,008       $   972       $   826
Rate of return on common equity                 17.7%        18.5%         16.8%         14.5%         17.3%
Full-time employees                               70           42            33            20            18

* Per share figures reflect the two-for-one split of Edison International common stock effective June 1, 1993.
**  1992-1994 are based on twelve-month averages.

<page 48>










SHAREHOLDER INFORMATION

Annual Meeting

The 1997 annual meeting of shareholders will be held on Thursday, April 17, 1997, at 10:00 a.m. at the Industry Hills Sheraton Resort and
Conference Center, One Industry Hills Parkway, City of Industry,
California.

Stock Listing and Trading Information

Edison International Common Stock
The New York, Pacific, and London stock exchanges use the ticker symbol EIX. Daily papers list as EdisonInt.

Preferred Stocks

Southern California Edison's preferred stocks are listed on the American and Pacific stock exchanges under the ticker symbol SCE. Previous day's closing prices, when traded, are listed in the daily newspapers in the American Stock Exchange table under the symbol SoCalEd. The 6.05%, 6.45% and 7.23% series are not listed. The preferred securities of Mission Capital, an affiliate of Edison Mission Energy, are listed on the New York Stock Exchange under the ticker symbol MEPrA for the 9.875% series and MEPrB for the 8.50% series.

Transfer Agent and Registrar

Southern California Edison maintains shareholder records and is transfer agent and registrar for Edison International common stock and Southern California Edison preferred stocks. Shareholders may call Shareholder Services, (800) 347-8625, between 8:00 a.m. and 4:00 p.m. (Pacific time) every business day regarding:

o   stock transfer and name-change requirements;
o   address changes including dividend addresses;
o   electronic deposit of dividends;
o   taxpayer identification number submission or changes;
o   duplicate 1099 and W-9 forms;
o notices of and replacement of lost or destroyed stock certificates and dividend checks;
o   requests to eliminate multiple annual report mailings; and
o Edison International's Dividend Reinvestment Plan, including enrollments, withdrawals, terminations, sales, transfers and statements.

The address of Shareholder Services is:
P.O. Box 400, Rosemead, California 91770-0400.  FAX: (818) 302-4815

DIVIDEND REINVESTMENT AND ELECTRONIC FUNDS TRANSFER
Shareholders can purchase additional common shares by reinvesting their quarterly dividends. A prospectus on Edison International's Dividend Reinvestment Plan is available from Shareholder Services.

Dividend checks can be electronically deposited directly to your financial institution. Enrollment forms are available upon request.

<page 49>